As filed with the Securities and Exchange Commission on July 28,1999 Registration No. 000-25309

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  ------------

                                    FORM 10
                                AMENDMENT No.2

                  GENERAL FORM FOR REGISTRATION OF SECURITIES
                     PURSUANT TO SECTION 12(B) OR 12(G) OF
                      THE SECURITIES EXCHANGE ACT OF 1934
                                  ------------


                                   VMIC, INC.
             (Exact name of Registrant as specified in its charter)

            DELAWARE                                       63-0917261
(State or other jurisdiction                            (I.R.S. Employer
  of Incorporation)                                    Identification No.)

                                  ------------

            12090 S. MEMORIAL PARKWAY HUNTSVILLE ALABAMA 35803-3308 (Address of Principal Executive Offices, Including Zip Code)


                                 (256) 880-0444
              (Registrant's Telephone Number, Including Area Code)

                                  ------------

       SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:

                                     NONE


       SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:

                    Title of Each Class to be so Registered


                    COMMON STOCK, $0.10 PAR VALUE PER SHARE

                               TABLE OF CONTENTS

Registration Statement Summary..........................................3
Risk Factors............................................................6
Capitalization..........................................................11
Dividends...............................................................11
Selected Financial Data.................................................12
Management's Discussion and Analysis of Financial Condition and
     Results of Operations..............................................12
Business................................................................18
Management..............................................................29
Certain Transactions....................................................33
Principal Stockholders..................................................34
Description of Capital Stock............................................34
Legal Matters...........................................................35
Independent Accountants.................................................35
Additional Information..................................................35
Index to Financial Statements...........................................36

                         REGISTRATION STATEMENT SUMMARY

     This summary highlights information contained elsewhere in this Registration Statement. Please carefully consider and evaluate all of the information provided in this Registration Statement, including the risk factors listed and described under "RISK FACTORS," and the financial statements and the notes to those statements. In addition to historical information, this Registration Statement includes forward-looking statements and information that are based on our beliefs, plans, expectations and assumptions and on information currently available to us. The words "may," "should," "expect," "anticipate," "intend," "plan," "continue," "believe," "seek," "estimate," and similar expressions used in this Registration Statement that do not relate to historical facts are intended to identify forward-looking statements. The forward-looking statements in this Registration Statement are not guarantees of future performance and involve certain risks, uncertainties and assumptions, including but not limited to the risk factors described under "RISK FACTORS." The Company's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "RISK FACTORS." Many of such factors are beyond the Company's ability to control or predict. As a result, VMIC's future actions, financial condition, results of operations and stock price could differ materially from those expressed in any forward-looking statements made by the Company. You should not put undue reliance on forward-looking statements. We do not intend to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. As used in this Registration Statement the "Company", "we," "us," "our" or "VMIC" means VMIC, Inc. VMIC, Inc. was formally known as VME Microsystems International Corporation. Trade names and trademarks of other companies appearing in this Registration Statement are the property of their respective holders.

                 DATE OF INITIAL REGISTRATION STATEMENT FILING

The Company's initial Registration Statement on Form 10 was filed January 28, 1999. The Registration Statement included business and financial information as of September 30, 1998. Amendment 1, and Amendment 2 to the Company's Registration Statement do not present updated business or financial information. The Company's business and financial results for the first and second quarters of fiscal year 1999, ending December 31, 1998, and March 31,1999, respectively, have been filed separately with the Securities and Exchange Commission on Form 10-Q.
                       QUESTIONS AND ANSWERS CONCERNING
                 THE REGISTRATION OF VMIC, INC. COMMON SHARES

Q: Why must VMIC become a reporting Company and register its Common Stock under the Securities Exchange Act of 1934?

A: As of September 30, 1998 VMIC has over 500 Common Stock shareholders and is valued at over $10 million, therefore it must register these shares with the Securities Exchange Commission and become a reporting company.

Q:   Will the value of the Company's Common Stock be affected?

A: The Company believes that the registration of VMIC's Common Stock will not materially affect the value of VMIC's Common Stock.

Q: How does this registration process benefit owners of the Company's Common Stock?

A: As a reporting company, VMIC will make regular public disclosures to the SEC about its financial condition and business activities. Owners of the Company's Common Stock will be able to use this information to evaluate their investment.

Q:   Will the Company's Common Stock be listed on a stock exchange?

A: Initially the Company's Common Stock will not be listed on a stock exchange.


                      WHO CAN HELP ANSWER YOUR QUESTIONS

Faye Robinson, Director of Human Resources
12090 S. Memorial Parkway
Huntsville Alabama 35803-3308
256-880-0444

                                  THE COMPANY

                                   VMIC, INC.

     VMIC is a leading independent designer and manufacturer of embedded computer solutions based upon a wide variety of open standard bus designs such as VME, CPCI, PCI, PMC, Multibus, ISA, and special custom buses.An embedded computer is a single or multiple circuit board designed for a specific computational purpose such as the monitoring or control of an external process or machine, and embedded within a larger device. The Company's products are used by original equipment manufacturers ("OEMs"), systems integrators and end-users in various industries; including manufacturing automation, Telecommunications, Simulation and Training, environmental monitoring, and Test and Measurement. Unlike general purpose computers, embedded computer solutions are i) incorporated into systems and equipment to provide a single or a limited number of critical system control functions; ii) generally integrated into larger automated systems; and iii) often have extended product life cycles. The Company's embedded computers are based upon the Intel x86 and Pentium architecture and are typically capable of running personal computer ("PC") compatible operating systems and application software.

    Recently the Company introduced its IOWorks suite of PC-based control software modules that run on standard PC platforms using the Windows NT operating system. IOWorks modules provide a comprehensive set of tools used to create data acquisition and control systems and to interconnect the large number of legacy control products commonly found in industrial plants. The Company's IOWorks software is designed for compliance with open industry standards, and the software modules can be mixed and matched to provide solutions for a variety of industrial applications. The Data Acquisition and control market represents the largest market for VMIC's products.

   The Company is also involved in networking systems of dissimilar buses using adapters, high-performance networks, and synergistic software. The Company's family of networking products is based on a technology known in the computer industry as "Reflective Memory." VMIC's connectivity products allow low maintenance, high-speed communication between PC computers, workstations, computer mainframes and embedded computers manufactured by a wide variety of companies.

    The Company markets and sells more than 200 different products worldwide, including application-specific embedded computer subsystems, board-level modules, control and driver software, and network products. In addition to offering standard commercial products, the Company is involved in the development of custom products for high-volume applications.

    VMIC continues to invest heavily in new and enhanced technology, including software, and has focused its attention on highly vertical markets to support faster growth, more consistent profitability, and enhanced shareshareholder value. The Company's business strategy consists of these key elements:

        Maintain the Company's leadership position in its core board-level products and systems markets.

        Further develop markets for new PC based control software such as IOWorks.

        Maintain the Company's philosophy and reputation as a company dedicated to customer support and relations.

        Apply the Company's technology and industry knowledge to create new solutions for existing and new customers.

        Focus on PC single-board computers and related software for multiple markets.

        Focus on the communications industry with the Company's Reflective Memory product line and PC single board computer product line.

        Expand the Company's new business of offering software and complimentary hardware products for the Industrial Automation and Test and Measurement markets.

    WE ARE PROVIDING THE FOLLOWING SUMMARY FINANCIAL INFORMATION OF THE COMPANY TO HIGHLIGHT SELECTED FINANCIAL INFORMATION FOR YOUR BENEFIT. WE DERIVED THIS INFORMATION FROM THE AUDITED FINANCIAL STATEMENTS OF THE COMPANY FOR EACH OF THE FISCAL YEARS SHOWN. THE FOLLOWING INFORMATION IS ONLY A SUMMARY AND YOU SHOULD READ IT IN CONJUNCTION WITH VMIC'S FINANCIAL STATEMENTS AND NOTES THERETO (BEGINNING ON PAGE F-1 IN THE LATTER PORTION OF THIS DOCUMENT). FOR A MORE DETAILED NARRATIVE EXPLANATION OF THE FOLLOWING RESULTS AND CONDITIONS, SEE "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS."

                             SUMMARY FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                               VMIC, INC.
                                                                        YEARS ENDED SEPTEMBER 30
                                                    --------------------------------------------------------------------
                                                          1994          1995          1996           1997          1998
                                                        --------      --------      --------       --------      -------


STATEMENTS OF OPERATIONS DATA:
Revenues                                             $   18,745    $    23,104    $   23,791    $   27,901    $   31,049
Gross profit                                             12,275         15,546        15,495        18,108        20,290
Selling, general and administrative expenses              7,175          8,328         9,661        10,995        13,302
Research and development                                  3,684          5,105         5,335         5,307         6,231
Income from operations                                    1,416          2,113           499         1,806           757

Net income                                           $      791     $    1,455    $       41    $      934    $      205

PER SHARE DATA:

Diluted earnings per share                           $     0.21     $     0.37    $     0.01    $     0.22    $     0.04

Weighted average common share outstanding             3,802,194      3,901,278     4,047,989     4,189,113     4,554,448

BALANCE SHEET DATA:
   Working capital                                   $    2,906          3,463         2,544          4,693        4,724
   Total assets                                          10,173         13,511        16,410         19,707       25,162
   Long-term debt                                         2,784          3,507         5,078          5,395        5,713
   Total stockholders' net investment                     4,674          6,365         6,693          9,397       11,747

                                  RISK FACTORS

THE COMPANY MAY NOT BE ABLE TO COMPETE EFFECTIVELY IN ITS CURRENT OR FUTURE MARKETS.

    The standard bus embedded computer industry is highly competitive and fragmented, and the Company faces significant competition in each of its product markets. The Company's competitors differ depending on product type, geographic market, and application type. Several of VMIC's competitors are well established and have greater assets and financial resources than the Company, and have larger marketing and research and development budgets. Several of the Company's competitors also have larger service organizations.

    Competition in the Company's business areas is influenced by technical capacity, customer support, product longevity, supplier stability, breadth of product offerings, reliability, performance, and price. Accordingly, even small competitors who develop technologically similar or advanced products could successfully compete with the Company. Other competitors have established relationships with customers or potential customers that afford them a competitive advantage. There can be no assurance that the Company will be able to compete effectively in its current or future markets or whether the Company's technology and designs will be viable in the marketplace in the future.

THE COMPANY HAS RECENTLY ENTERED INTO NEW PRODUCT MARKETS AND MAY BE UNABLE TO DEVELOP THE TECHNOLOGIES OR MARKET PRESENCE NECESSARY TO SUCCEED IN THESE MARKETS.

   VMIC's recent entry into vertically integrated markets such as Industrial Automation has required the Company to develop new hardware and stand-alone software products. However, these new products, while offering potential new revenue sources, may not achieve market acceptance, and the failiure to succeed in these markets could materially impact the financial condition of VMIC.

THE COMPANY HAS DIVERTED RESEARCH AND DEVELOPMENT RESOURCES FROM CORE PRODUCTS TO NEW TECHNOLOGIES.

   The Company has recently undertaken substantial research and development efforts outside of its core business with the intent of increasing its revenue base and growth potential. This is reflected in the Company's strategy of offering IOWorks, embedded PC board products, and Reflective Memory products to the Industrial Automation and Telecommunications markets and other more vertically integrated markets. In order to implement this strategy, the Company reduced its research and development investments in its core business while significantly increasing its investment in the new products designed to address these more vertical markets. If the Company is unsuccessful in these new markets, it will be dependent on its core business to maintain historical operating results. VMIC may not be able to maintain its historical operating results, however, because it has substantially reduced its research and development investments in its core business.

SALES OF THE COMPANY'S NEW PRODUCTS MAY NOT MEET THE GROWTH OBJECTIVES OF THE COMPANY.

   Some of the Company's new hardware products will be sold at lower profit margins, and the Company requires significant market acceptance of these products to meet the growth objectives of the Company. While there has been significant customer interest in these new products, and Reflective Memory and PC based products generated over 32% of the Company's revenues in 1998, there can be no assurance that these new products will be successful to the extent necessary to meet VMIC's growth objectives. If these new products are not successful, the Company's operating results and financial condition could be materially adversely affected.

THE COMPANY HAS LIMITED SOFTWARE BUSINESS EXPERIENCE.

    The Company has made significant investments in PC based control software, software such as IOWorks, with the intention of marketing software-only products, systems involving such software, and board-level products involving such software. The Company's software-only products may not be received well in the industry because of a number of factors, including the reputation of the Company as a hardware supplier, competition from other manufacturers and and quality of the software or software support. The future success of the Company in the stand-alone software business is subject to all of the risks inherent in the establishment of a new line of business. Unforeseen expenses, difficulties, complications and delays in developing and marketing the software, dependence upon current management, lack of market acceptance of IOWorks, or the effects of competition could prevent the Company from becoming successful as a software vendor. If IOWorks is not successful in the market, it could have a significant impact on the Company's financial condition and operating results.

THE COMPANY HAS INCREASED ITS DEBT LEVEL AND WORKING CAPITAL REQUIREMENTS.

    Traditionally, the Company has utilized long-term liabilities as a major financing source. Long-term debt of the Company rose from $200 thousand in 1986 to approximately $5.7 million as of September 30, 1998. The Company's utilization of long-term debt is somewhat higher than the average company in this industry. A primary reason for the increase in long-term debt was the need for the Company to manage its growth. The Company believes its current revenue level will be sufficient to service its long-term debt. However, if the revenues and profits of the Company substantially decrease, it will be more difficult for the Company to service its long-term debt, meet its current obligations, and continue with its current business plan. As of September 30, 1998 the Company had sufficient current assets to liquidate all of its current liabilities.

THE COMPANY'S PRODUCTS MAY BECOME OBSOLETE AND THE COMPANY MAY BE UNABLE TO RESPOND TO FUTURE MARKET NEEDS.

    Most of the Company's products are developed to meet certain industry standards. These standards continue to develop and are subject to change. Elimination or obsolescence of all or some of these standards could affect the design, manufacture, and sale of the Company's products and require costly redesign to meet new or emerging standards.

   In general, technology in the computer industry, and the computer bus board industry specifically, is subject to rapid technological change. The introduction of new technology and products by others could adversely affect the Company's business. There is no assurance that future advances in technology may not make the Company's existing product line obsolete, resulting in increased competition, and requiring the Company to undertake costly redesign efforts. There can be no assurance that the Company will be able to incorporate new technology into its product lines or redesign its products to compete effectively.

   Moreover, because new products and technologies require commitments well in advance of sales, decisions with respect to those commitments must accurately anticipate both future demand and the technology that will be available to meet that demand. There can be no assurance that the Company will be able to successfully anticipate or adapt to future technological changes, and failure to do so may materially adversely affect the Company's business, financial condition, or results of operations.

THE COMPANY MAY EXPERIENCE REDUCED CASH FLOWS AS A RESULT OF SELLING PRODUCTS WITH SMALLER MARGINS, FLUCTUATIONS IN OPERATING RESULTS AND INCREASES IN EXPENSES.

   The Company is dependent upon the success of its recently developed IOWorks software, embedded PC board products and Reflective Memory products to substantially increase revenue growth. Embedded PC board products and Reflective Memory products typically yield smaller margins than the Company's traditional product mix and the Company's profits could therefore erode in the future.

    In addition, the Company has experienced reduced net cash flows, attribbutable to substantial software development, inventory expansion, building expansion, purchased technologies associated with PC single-board computers, the Company's expanded use of internal products for software development, and fluctuations in the Company's operating results. Moreover, because of the Company's high level of current fixed expenses and working capital requirements, and because the Company believes it should continue its current business strategy of expending substantial resources on research and development, VMIC may experience a negative cash flow position in the future.

THE COMPANY MAY NOT BE ABLE TO SUCCESSFULLY PROTECT ITS INTELLECTUAL PROPERTY AND CONFIDENTIAL INFORMATION.

   The Company's success is, to a significant degree, attributable to the unique features of its software, proprietary technology and other confidential information. Unfortunately, software and information technology industries have experienced widespread unauthorized reproduction of software products and other proprietary technology. While the Company has some patent protection for its hardware products, the Company's software is not patented, and existing copyright law offers only limited practical protection. For most of its intellectual property protection, VMIC relies on a combination of trade secret laws, copyright protection, common law intellectual property rights, license agreements, nondisclosure, and other contractual provisions. The Company does not, however, sell its software source code, or provide its customers access to the source code associated with its software products.

   There is no assurance that the Company will be able to protect its trade secrets or that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to the Company's trade secrets. There is no assurance that foreign intellectual property laws will protect the Company's intellectual property rights. In addition, the computer industry is characterized by frequent litigation regarding patent and other intellectual property rights, and litigation has been, and may in the future be necessary to enforce the Company's trade secrets or to defend against claims of infringement. While VMIC believes that its proprietary rights do not infringe upon the proprietary rights of others, third parties may assert infringement claims against the Company in the future and such assertion could cause the Company to enter into a license agreement or royalty arrangement with the party asserting the claim. The Company may also be required to indemnify its customers for claims made against them. Responding to and defending any such claims, developing non-infringing intellectual property or acquiring licenses could have a material adverse affect on the Company's business, financial condition or results of operations.

THE COMPANY MAY NOT BE ABLE TO ADEQUATELY FINANCE ITS CONTINUED GROWTH.

    The Company has been growing since 1986, during which time the Company has experienced increased debt, sales growth, high research and development expenditures, and an increased asset base. There are certain risks inherent in any growing company arising from such factors as increased working capital and capital expenditure requirements. Moreover, the Company's business strategy calls for substantial continued investment in new products. The Company also anticipates expanding its inventory and increasing investments in equipment and other fixed assets. There is no assurance that the Company will be successful in obtaining additional long-term debt or equity financing, or if obtained, there can be no assurance that the debt or equity financing will be on terms favorable to the Company or its shareholders. The failure of the Company to obtain additional funds or the obtaining of such funds on unfavorable terms could adversely affect the financial performance and prospects of the Company and any equity investment on unfavorable terms could cause substantial dilution to the shareholders.

THE COMPANY WILL BE REQUIRED TO EXPENSE CERTAIN SOFTWARE  DEVELOPMENT  COSTS IF
SOFTWARE SALES ARE NOT SUFFICIENT TO AMORTIZE THE CAPITALIZED SOFTWARE DEVELOPMENT COSTS OVER A FIVE-YEAR PERIOD.

    The Company, in fiscal year 1996, began to capitalize development costs associated with its IOWorks software and certain other software products. Unamortized capitalized costs were approximately $3.4 million as of September 30, 1998 and VMIC anticipates that an additional $2.0 million of software development costs will be capitalized for the fiscal year ending September 30, 1999. The Company will be required to amortize these costs against future sales of the software products over a five-year period after the release of the products.

   The Company accounts for these software development costs in accordance with Statement of Financial Accounting Standards No. 86, Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed. The Company capitalizes certain costs incurred in the production of computer software once technological feasibility of the product to be marketed has been established. Capitalization of these costs ceases when the product is considered available for general release to customers. The establishment of technological feasibility and the ongoing assessment of recoverability of capitalized software development costs require considerable judgment by VMIC. If software sales are not sufficient to amortize the capitalized costs over the five-year period the Company will be required to expense those capitalized costs, resulting in substantial write-offs.

THE COMPANY RELIES ON SUPPLIERS FOR MANY OF ITS ELECTRONIC COMPONENTS, SOME OF WHICH CAN ONLY BE OBTAINED FROM A SINGLE SOURCE.

    Most of the Company's products contain state-of-the-art digital electronic components and integrated circuits. The Company is dependent upon third parties for the continuing supply of most of these components and all of its integrated circuits. Some of these components are obtained from a sole supplier supplier, such as Altus, Triquent, Intel, AMD, Tundra, Cypress; or a limited number of suppliers, for which alternative sources would be difficult to locate. The
Company has experienced shortages of integrated circuits and other key components from time to time, and this has resulted in delay s in product deliveries. The Company has also had to terminate its marketing of certain products, even newly developed products, when a component supplier terminated its production of a critical component. Moreover, suppliers may discontinue or upgrade some of the components incorporated into the Company's products, which could require the Company to redesign a product to incorpporate newer or alternative technology. Although the Company believes it maintains good relationships with its suppliers, and has arranged for an adequate supply of components to meet its short-term requirements, any unavail-ability of components could cause delayed shipments and lead to customer dissatisfaction. Any sustained unavailability of components could materially adversely affect the Company's operating results and financial condition.

THE COMPANY HAS LIMITED MANUFACTURING FACILITIES AND MUST RELY ON SUBCONTRACTORS TO COMPLETE SOME OF THE COMPANY'S PRODUCTS.

   The Company relies on subcontractors for manufacturing some of the Company's products. One subcontractor, Nextek Inc., produces 20% of the Company's products. The contractors may experience delays because of quality problems, backlog, component availability, financial difficulty, or other situations which could have an adverse effect on the Company's operating results and customer relationships. In this event, the Company may be required to find alternative subcontractors, and there can be no assurance that the Company could find suitable subcontractors.

THE LOSS OF ONE OR MORE MAJOR CUSTOMERS OR A NUMBER OF SMALLER CUSTOMERS COULD ADVERSELY AFFECT THE COMPANY'S REVENUES AND PROFITS.

   Sales to two major customers accounted for approximately 6.4% of VMIC's sales in 1998 and 8.3% of VMIC's sales during 1997. If either or both of these customers discontinued purchasing products from the Company, the Company's operating results and financial condition could be materially adversely affected. In addition, in fiscal year 1998, approximately 25% of the Company's sales were derived directly or indirectly from the U. S. Department of Defense. Although the percentage of the Company's sales derived from governmental contracts has decreased from a high of 75% in 1986, the Company expects that the government will continue to be a significant source of sales. It is possible that changes in national policy or other factors could result in reduced defense spending which could materially adversely affect the operating results and financial condition of the Company.

LACK OF A PUBLIC MARKET AND CERTAIN TRANSFER RESTRICTIONS.

   There presently exists no public market for the shares of the Company's stock, nor is there any likelihood of one developing in the near future. A holder of the Company's Common Stock may not be able to liquidate his or her position when liquidity is needed and may be required to retain the securities indefinitely.

CONTROL BY EXISTING SHAREHOLDERS.

    Carroll E. Williams and Mary W. Williams own 38.8% of the Company's Common Stock. Together, all of the current officers and directors of the Company (including Carroll E. Williams and Mary W. Williams) own a substantial majority of its Common Stock. Consequently, these individuals, and particularly Carroll
E. Williams and Mary W. Williams, will control virtually all aspects of the Company's business by virtue of their ability to nominate and elect the Board of Directors and officers of the Company. As directors and officers of the Company, they will, subject to their fiduciary duties, be entitled to develop and implement the Company's course of business. Neither the Company's Articles of Incorporation nor its Bylaws permit cumulative voting. Consequently, the remaining shareholders will not be entitled to elect a representative to the Company's Board of Directors.

THE COMPANY DOES NOT ANTICIPATE PAYING DIVIDENDS.

   Since its incorporation, the Company has never paid dividends and does not anticipate paying cash dividends in the foreseeable future. The Company projects that it will retain future earnings, if any, to provide working capital and implement the Company's business strategy. Also, pursuant to its loan agreement, the Company's ability to pay dividends is substantially limited because the loan agreement requires the Company to maintain certain financial ratios that the Company believes would not be maintained if dividends were paid.

THE COMPANY MAY NOT BE ABLE TO MAKE ACQUISITIONS AND THE COMPANY'S ACQUISITIONS MAY NOT BE SUCCESSFUL.

    Part of the Company's strategy for growth includes acquisitions of complementary technologies or businesses that would enhance the Company's capabilities or increase the Company's customer base. The Company's ability to expand successfully through acquisitions depends on many factors, including business and management's ability to effectively integrate and operate acquired companies. The Company may compete for acquisition opportunities with other companies that have significantly greater financial and management resources. There can be no assurance that the Company will be successful in acquiring or integrating any such technologies or businesses.

THE COMPANY MAY BE SUBJECT TO PRODUCT  LIABILITY CLAIMS.

   The Company's products and services may be subject to product liability or electronics manufacturing errors or omissions liability claims. The Company maintains primary product liability and electronics errors or omissions liability insurance with a general aggregate limit of $2.0 million, and $1.0 million per occurrence, with a $2.0 million excess policy. While the Company has never been the subject of any such claims, given the wide use of the Company's products and the propensity of claimants to initially pursue all possible contributors in a legal action, there can be no assurance that such coverage will be adequate to protect the Company from liability. Further, the Company may be unable to obtain insurance in the future at rates acceptable to the Company. In the event of a successful lawsuit against the Company, insufficiency of insurance coverage could have a material adverse effect upon the Company.

THE COMPANY MAY NOT BE ABLE TO RETAIN AND RECRUIT KEY EMPLOYEES AND SKILLED PERSONNEL NECESSARY TO MAINTAIN OR GROW THE BUSINESS.

   The Company's success will depend in large part on the continued services of its key management, and technical personnel. The loss of the services of one or more of the Company's key employees or the inability to hire additional key personnel as needed could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that the Company will be successful in attracting and retaining needed personnel. While the Company is currently experiencing relatively low rates of turnover for skilled employees, there can be no assurance that these rates of turnover will not increase in the future. The inability of the Company to hire, train, and retain a sufficient number of qualified employees could impair the Company's ability to compete in its markets resulting in a material adverse effect on the Company's business, financial condition and results of operations.

THE COMPANY MAY NOT BE ABLE TO IDENTIFY, SUCCESSFULLY REMEDY OR ASSESS ALL YEAR 2000 RELATED DATE-HANDLING PROBLEMS THAT COULD DIRECTLY OR INDIRECTLY IMPACT ITS BUSINESS OR FINANCIAL CONDITION.

   The Company is aware that many computer programs were designed and developed without considering the upcoming change in the century, which could lead to failure of computer applications or create erroneous results by or at the year 2000. This issue is referred to as the "Year 2000" problem. The Year 2000 problem is a broad business issue, whose impact may extend beyond the Company's computer hardware and software and may affect utility and telecommunication services as well as disrupt the systems of its customers and suppliers. It is possible that the Company's currently installed computer systems, software products or other business systems, or those of its suppliers or customers, will not always accept input of, store, manipulate or output dates in the years 1999, 2000, or thereafter without error or interruption. VMIC has conducted a review of its business systems, including its computer systems, in an attempt to identify ways in which its systems could be affected by Year 2000 problems. Based on this review, the Company does not expect the Year 2000 issue to have a material adverse affect on its systems. In addition, the Company is requesting assurances from all software vendors from which it has purchased or from which it may purchase software that the software sold to the Company will correctly process date information. The Company is querying its significant customers and suppliers as to their progress in identifying and addressing problems that their computer systems may face in correctly processing date information as the Year 2000 approaches. However, there can be no assurance the Company will identify all date-handling problems in its business systems or those of its customers and suppliers in advance of their occurrence or that the Company will be able to successfully remedy problems that are discovered. The expenses of the Company's efforts to identify and address such problems, or the expense or liabilities to which the Company may become subject as a result of such problems, could have a material adverse affect on the Company's business and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Year 2000"

                                CAPITALIZATION

   The following table sets forth the actual capitalization of the Company as of September 30, 1998. The following table should be read in conjunction with the Company's historical financial statements.

                                                September 30, 1998
                                                  (in thousands)

Current Portion of Long-term Debt.............................. $  2,105

Long-Term Debt - Net of Current Portion........................    5,713

Shareholders' Equity
   Common Stock, $0.10 par value (1)............................     446
   Additional Paid-in Capital...................................   6,433
   Retained Earnings............................................   4,868

Shareholders' Equity............................................   11,747
                                                                  -------
Total capitalization............................................  $19,565
                                                                  =======
----------
(1) The par value of the Company's Common Stock is $0.10 per share. As of of September 30, 1998, 10,000,000 shares were authorized and 4,462,917 were issued and outstanding. The table shows the shares outstanding as of September 30, 1998, but does not reflect shares issued after September 30, 1998, or shares subject to options or subject to purchase under the Employee Stock Purchase Plan. See "Management- Directors Compensation" and "Employee Benefit Plans."



            MARKET PRICE OF VMIC'S COMMON STOCK AND DIVIDEND POLICY

     There is no established public trading market for the Company's Common Stock. At September 30, 1998, the Company's Common Stock was valued at $11.25 per share and was held by approximately 525 shareholders. At September 30, 1998, there were 520,919 stock options outstanding, convertible into the Company's Common Stock. See "VMIC, Inc. Notes to the Financial Statements- 6. Stock Options."The Company currently intends to retain its earnings to finance future growth, and therefore does not anticipate paying cash dividends in the foreseeable future. The Board of Directors may review the Company's dividend policy from time to time to determine the desirability and feasibility of paying dividends after giving consideration to the Company's capital requirements, operating results and financial condition and such other factors as the Board of Directors deems relevant.

                         SELECTED FINANCIAL INFORMATION

   THE FOLLOWING TABLE SUMMARIZES CERTAIN SELECTED FINANCIAL DATA FOR VMIC, WHICH SHOULD BE READ IN CONJUNCTION WITH THE COMPANY'S FINANCIAL STATEMENTS AND NOTES THERETO INCLUDED ELSEWHERE AND WITH "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS." THE SELECTED FINANCIAL DATA FOR ALL YEARS PRESENTED HAS BEEN DERIVED FROM THE COMPANY'S AUDITED FINANCIAL STATEMENTS.

                                                                               VMIC, INC.
                                                                        YEARS ENDED SEPTEMBER 30
                                                    --------------------------------------------------------------------
                                                          1994          1995          1996           1997          1998
                                                        --------      --------      --------       --------      -------

STATEMENTS OF OPERATIONS DATA:
Revenues                                             $   18,745    $    23,104    $   23,791    $   27,901    $   31,049
Gross profit                                             12,275         15,546        15,495        18,108        20,290
Selling, general and administrative expenses              7,175          8,328         9,661        10,995        13,302
Research and development                                  3,684          5,105         5,335         5,307         6,231
Income from operations                                    1,416          2,113           499         1,806           757

Net income                                           $      791     $    1,455    $       41    $      934    $      205

PER SHARE DATA:

Diluted earnings per share                           $     0.21     $     0.37    $     0.01    $     0.22    $     0.04

Weighted average common share outstanding             3,802,194      3,901,278     4,047,989     4,189,113     4,554,448

BALANCE SHEET DATA:
   Working capital                                   $    2,906          3,463         2,544          4,693        4,724
   Total assets                                          10,173         13,511        16,410         19,707       25,162
   Long-term debt                                         2,784          3,507         5,078          5,395        5,713
   Total stockholders' net investment                     4,674          6,365         6,693          9,397       11,747


      MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                       AND RESULTS OF OPERATIONS

OVERVIEW

   The Company designs, develops, manufactures, markets, and services a broad range of embedded computer products as well as products for desktop workstations and industrial computers. Applications of the Company's products typically involve dedicated use of computers to perform repetitive tasks associated with such markets as Data Acquisition and control, plant monitoring, Simulation and Training, industrial automation, Telecommunications, Defense, and Test and Measurement. The Company's product line includes single-board PC computers, I/O boards and systems, software, and networks.

   While the Company's historical business has typically involved limited volume, high-gross margin niche markets such as Simulation and Training, Power Plant Monitoring and Data Acquisition, the Company's new focus involves vertically integrated markets such as Telecommunications and Industrial Automation that require high volume production, but yield lower profit margins.

     The Company's sales have increased each year due primarily to the Company's penetration of new markets with new products. The Company's sales, however, have reached a magnitude that requires the Company to focus on larger markets to sustain its growth rate. The Company is, therefore, more focused on markets that can contribute significantly to its growth requirements such as Telecommunications, Test and Measurement, Industrial Automation, and Defense.

     The Company believes that it will be able to increase unit sales of its PC computer product line and networking product line while reducing product costs through redesign and alliances with large subcontracting manu- facturers.

   The Company's most recent focus has been on the introduction of new products and the subsequent redesign of new products to reduce product manufacturing costs. The Company believes that it will be able to increase its market share by offering high quality products and services, at a low cost.

   Recently, the Company leveraged its technological expertise, and brand recognition in the embedded PC market, to initiate discussions with a number of potential customers relating to the development of high-volume, custom products associated with the Company's embedded bus solutions such as VME, CPCI, and other proprietary buses. The challenge for the Company is to select those opportunities that offer the lowest risk and greatest growth potential while maintaining its standard commercial off-the-shelf products. The Company believes that the development of custom products results in closer customer relationships that are difficult for a competitor to disturb with price cuts alone. These opportunities may result in increased research and development spending to capture potentially large future revenues.

   While the Company's gross margins have remained constant, VMIC anticipates some erosion as lower margin product sales increase as a percentage of total sales. The Company believes that significant sales of lower margin, high volume products will benefit the Company, and it is anticipated that net profits after taxes will rise as efficiencies of sales associated with this high-volume business are realized. Because sales of the Company's Reflective Memory products benefit from higher margins, and new software products potentially have high margins, sales of these products could partially offset the effect of lower margin hardware sales. Software margins have recently decreased, however, because of increased amortization expenses associated with the Research and Development of the software, and will remain low unless sales increase significantly. The sales of IOWorks have not materially effected the Company's gross profits or Margins. The sales of Reflective Memory products have helped maintain gross profits and increase the Company's average gross margin. (See Results of Operations- Margins and Sales)

   The Company's sales have increased each year; however, operating results may vary significantly in the future. The Company is presently experiencing significant increases in its order growth rate and backlog. Operating expenses are relatively fixed in the short term because the Company has enough employees and equipment to support the projected growth. A shortfall of revenues could impact the Company's financial results significantly in a given quarter or for the fiscal year.

   The Company has recently increased its component inventory levels. While such increases allow for improved response times to customer purchase orders, the Company faces a greater risk of inventory obsolescence which could have an adverse effect on the Company's business and operating results. The Company also maintains a significant, separate, customer service inventory to support customer requirements for replacement equipment associated with warranty returns and products returned for repair or replacement.

   The Company's operating results may also fluctuate as a result of a number of factors including customer order patterns, defense spending patterns, product warranty returns, changes in product mix, increased competition, announcements of new products by the Company or its competitors, the loss of certain key employees to other companies including competitors, and the Company's overall ability to design, test, and introduce new hardware and software products on a timely basis.

RESULTS OF OPERATION

Year Ended September 30, 1998 Compared to Year Ended September 30, 1997

    SALES. The Company's sales increased 11% from $27.9 million in 1997 to $31.0 million in 1998. Sales of IOWorks and the Company's Reflective Memory products accounted for approximately $9.5 million or 30% of the Company's total sales in fiscal year 1998 compared to $7.9 million or 28% of sales in 1997. The Company's international sales increased 7% in 1998 to $5.7 million, from $5.3 million in 1997. Sales for 1998 did not meet expectations because of delays in orders from several major customers. Equipment manufacturers whose products are marketed in Asian countries have been experiencing repercussions from the Asian financial market problems and have been slow to place orders. Delayed orders negatively impacted the sales of VMIC's quad redundant Reflective Memory for Naval surface applica- tions, and several Industrial Automation products. The week fiber-optic cable market has also caused a delay in orders for VMIC equipment.

    While the IOWorks software product has been well received in the market-place, software sales of IOWorks have not met expectations because of the delayed time-to-market of certain software components that make the product more attractive to users of non-VMIC hardware. The Company has recently enhanced the IOWorks product to appeal to a broader market, and has redesigned its multimedia presentations and demonstration compact disks to support its marketing to this larger, more general market.

    GROSS MARGINS. The Company's average gross margin, which represents sales less cost of goods sold as a percentage of sales, increased from 64.9% in 1997 to 65.4% in 1998. During this period the gross margin for hardware increased from 64.5% to 66.3%, while software margins decreased from 83% to 27.2. The
Company expects its average gross margin to decline in the future as the contribution of lower margin product to total sales increases. Such lower margins may, however, be partially offset by sales of the Company's new software. For fiscal year 1998 the shift in product mix did not impact the Company's average gross margin. The decease in software margins was attributable to increased amortization associated with the Company's capitalized software product investment. VMIC believes that software margins will increase as the Company gains market acceptance for its software products.

     SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, General and Administrative expenses (including warranty and software amortization) increased 21% from $11.0 million in 1997 to $13.3 million in 1998. This increase was partially attributable to staffing increases in the Sales and Marketing department which accounted for $0.3 million of the increase, and the Company's recent publication and worldwide distribution of more than 5,000 copies of its new 450-page product catalog at a cost of $0.4 million. The company also released a new software only catalog. Additional promotional expenditures of $.2 million, including an enhanced Internet site, have approximately doubled the number of qualified sales leads generated each week. The Company also incurred expenses associated with the termination of certain independent sales representatives, and their replacement with Company sales people in locations throughout the United States.

    WARRANTY EXPENSE. The Company's warranty expenses decreased to $501,000 in 1998, from $645,000 in 1997. This reduction was partially attributable to the Company's use of new suppliers for certain components used in its Reflective Memory products and the improvements made to its Pentium processor based products.

    SOFTWARE AMORTIZATION. Certain internal software development costs are capitalized when incurred. Capitalization of software development costs begins upon the establishment of technological feasibility. Amortization of capitalized software costs is provided over the estimated economic useful life of the software product on a straight-line basis, generally five years. Amortization begins when a product master is made. Accumulated amortization as of September 30, 1998 was $471,598 compared to $234,124 as of September 30, 1997. Unamortized software costs increased to $3,543,030 as of September 30, 1998 from $1,819,560 as of September 30 1997.

    RESEARCH AND DEVELOPMENT. Research and Development expenses increased 17% from $5.3 million in 1997 to $6.2 million in 1998. As a percentage of sales, research and development expenses increased from 19% in 1997 to 20% in 1998. The Company has committed substantial resources to the continued development of its IOWorks software, Reflective Memory products, and embedded PC boards.

    NET INCOME. Net Income after taxes decreased to $204,723 in 1998, compared to $934,229 in 1997. Profits decreased despite higher sales because of increased promotional, advertising, and staffing expenses and the sale of lower margin products. The Company has recently reduced its operating expenses as a percentage of sales, and plans to implement significant cost controls in 1999.

Year Ended September 30, 1997 Compared to Year Ended September 30, 1996

   SALES. The Company's sales increased 17.3% from $23.8 million in 1996 to to $27.9 million in 1997. Sales of IOWorks and the Company's reflective Memory products accounted for approximately $7.9 million or 28% of the Company's total sales in fiscal year 1997 compared to $6.6 million or 28% of sales in 1996. The increase in sales resulted from increased sales volume to existing customers and from increased new market penetra- penetration. Sales of the Company's software products increased by 50%. Domestic sales increased 24.4% from $18.2 million in 1996 to $22.6 million in 1997, while international sales dropped 5.4% from $5.6 million in 1996 to $5.3 million in 1997. International sales dropped from 23.5% of total sales in 1996 to 18.85% of total sales in 1997. Domestic sales increased from 76.5% of total sales in 1996 to 81.2% of total sales in 1997.

     GROSS MARGINS. The Company's average gross margin decreased slightly from 65.0% in 1996 to 64.9% in 1997. During this period the gross margin for hardware increased from 64.1% to 64.5%, while software margins decreased from 97.9% to 83%. Although the Company focused on high volume, low margin hardware products in 1997, the Company's sales of high margin software and Reflective Memory products minimized the impact of this change in product mix.

    SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES. Selling, General, and Administrative expenses (including warranty and software amortization) increased 13.3% from $9.7 million in 1996 to $11.0 million in 1997. This increase was attributable mainly to additional sales and marketing support of its Industrial Automation products and IOWorks software which accounted for $0.5 million of the increase. As a percentage of sales, selling, general, and administrative expenses dropped from 40.6% of sales in 1996 to 39.4% of sales in 1997.

    WARRANTY EXPENSE. The Company's warranty expenses increased to $644,754 in 1997 from $355,293 in 1996. This increase was mainly attributable to the failure of certain third-party supplied components used in VMIC's Reflective

Memory products and the addition of several new hardware products in 1996. The Company responded by replacing the supplier of faulty components and refining its new hardware products.

     SOFTWARE AMORTIZATION. Accumulated amortization in 1997 was $234,124 compared to $0 in 1996. Unamortized software costs increased to $1,819,560 at September 30, 1997 from $584,958 at September 30, 1996.

    RESEARCH AND DEVELOPMENT. Research and Development expenses decreased from $5,335,288 in 1996 to $5,307,207 in 1997. As a percentage of sales, research and development expenses decreased from 22.4% in 1996 to 19.0% in 1997.

   NET INCOME. Net income increased to $934,229 in 1997, compared to $41,286 in 1996. The increase in profits resulted primarily from increased orders and shipments during the third and fourth quarters of 1997, including a 50% increase in software sales, and the Company's cost cutting efforts.

   LIQUIDITY AND CAPITAL RESOURCES.

    VMIC finances its operations primarily through a combination of cash from operations and short and long term debt. Working capital was $4.7 million at September 30, 1998, unchanged from $4.7 million at September 30, 1997. Included in working capital are cash and cash equivalents of $0.5 million at September 30, 1998 compared to $0.3 million at September 30, 1997. During fiscal year 1998, operating activities provided $2.7 million of cash. Investing activities used $5.8 million for the year ended September 30, 1998, of which $2.3 million was used to acquire plants and equipment, which approximately $1.0 million was used for construction in process.

     Inventory turnover for fiscal year 1998 was approximately 156 days compared to approximately 140 days in 1997. This increase was attributable to increased component inventory levels which allow for faster filling of customer purchase orders and better response times for warranty returns and replacements. Accounts receivable from customers were outstanding on average approximately 50.2 days in fiscal year 1998, compared to approximately 49.3 days in fiscal year 1997. The company has recently offered extended payment terms contractually as an incentive to purchase VMIC products. Exept for these contractual extensions, the company's invoices are due within 30 days and the Company does not generally extend payment terms.

   1997 PRIVATE PLACEMENT

     On November 30, 1997, the Company completed a private placement stock offering of common stock, receiving net proceeds of $3.0 million from the sale of 300,000 shares of stock. After payment of offering expenses and legal fees, the Company used approximately $2.0 million of the offering proceeds to repay the balance of its working line of credit. The balance of the offering proceeds, approximately $1.0 million, was used for general working capital purposes. The Company relied on Section 4(2) of the Securities Act of 1933 and the provisions of Rule 506 of Regulation D for exemption of this private placement from the registration requirements of the Secuurities Act.


   1998 CORPORATE NAME CHANGE

   On December 12, 1998 the stockholders of the Company followed the recommendation of the Company's Board of Directors and voted in favor of changing the Company's name from VME Microsystems International Corporation to VMIC, Inc. This change reflects the Company's substantial investment in the registered trademark VMIC, and the expansion of the Company's product line beyond VME bus-based hardware. The name change became effective on December 22, 1998.

YEAR 2000

   OVERVIEW

   Historically, certain computerized systems have had two digits rather than four digits to define the applicable year, which could result in recognizing a date using "00" as the year 1900 rather than the year 2000. This could cause significant software failures or miscalculations and is generally referred to as the "Year 2000" problem.

    The Company recognizes that the impact of the Year 2000 problem extends beyond its computer hardware and software and may affect utility and telecommunication services, as well as the systems of customers and suppliers. The Year 2000 problem is being addressed by a team within the Company and progress is reported periodically to management. The Company has committed resources to conduct extensive risk assessments and to take corrective action, where appropriate, within each of the following areas:

VMIC PRODUCTS

    VMIC has initiated extensive internal Year 2000 testing and analysis of its of its products. The Company believes that a majority of its products are Year 2000 compliant and VMIC anticipates maintaining compliance in future revisions of any product that is currently compliant.

INTERNAL INFORMATION SYSTEMS

   The Company's internal information systems utilize hardware and software from several commercial suppliers. The Company has investigated its internal information systems for Year 2000 compliance, and certain modifications have already been identified and corrected on critical systems to ensure that the Company's operations will be Year 2000 compliant. This effort will continue throughout 1998 and 1999.

THIRD PARTIES

   The Company has had initial communications with certain of its significant suppliers and customers to evaluate their Year 2000 compliance plans, state of readiness and to determine the extent to which the Company's systems may be affected by the failure of others to remedy their own Year 2000 issues. VMIC is conducting a Year 2000 certification program with all of its critical suppliers, which will be completed by the end of 1998. In addition, Year 2000 compliance is a prerequisite to new supplier relationships. VMIC is also in the process of distributing a Year 2000 assessment form to other parties in order to provide VMIC with further information as to their Year 2000 conversion progress. However, the Company has received only preliminary responses from such parties and has not independently confirmed all of the information received from other parties with respect to the Year 2000 issues. As such, there can be no assurance that such other parties will complete their Year 2000 conversion in a timely fashion or will not suffer a Year 2000 business disruption that may adversely affect the Company's business, financial condition or results of operations.

CONTINGENCY PLANS

   Because the Company's Year 2000 conversions are expected to be completed prior to any potential disruption to the Company's business, VMIC has not yet completed the development of a comprehensive Year 2000 specific contingency plan. If VMIC determines that its business is at material risk of disruption due to the Year 2000 problem, or anticipates that its Year 2000 conversion will not be completed in a timely fashion, the Company will work to enhance its contingency plan.

COST FOR YEAR 2000 COMPLIANCE

    The Company believes that the total cost of Year 2000 compliance activity will not be material to the Company's operations, liquidity and capital resources. VMIC estimates that the total cost for its Year 2000 compliance will be approximately $55,600 which represents 833 hours of internal analysis, modification, upgrades and testing. As of December 31, 1998, the Company has completed 450 hours of Year 2000 compliance work at a cost of $21,600.

YEAR 2000 RISKS FACED BY VMIC

   Although the Company believes that its Year 2000 compliance program is comprehensive, the Company may not be able to identify, successfully remedy or assess all date-handling problems in its business systems or operations or those of its customers and suppliers. As a result, the Year 2000 problem could have a materially adverse affect on the Company's business financial condition or results of operation.

RECENT ACCOUNTING PRONOUNCEMENTS

    In June 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 130, REPORTING COMPREHENSIVE INCOME, which requires the reporting and display of comprehensive income and its components in an entity's financial statements, and SFAS No. 131, DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION, which specifies revised guidelines for determining an entity's operating segments and the type and level of financial information to be required. The Company is required to adopt these standards in fiscal year 1999. The Company does not expect the impact of these pronouncements to be material.

   In October 1997, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") 97-2, SOFTWARE REVENUE RECOGNITION, to supersede SOP 91-1, the previously released SOP on this topic. SOP 97-2 provides additional guidance on when revenue should be recognized and in what amounts, for licensing, selling, leasing or otherwise marketing computer software. The provisions of SOP 97-2 are effective for transactions entered into in fiscal years beginning after December 15, 1997. Adoption of SOP 97-2 is not expected to have a material adverse affect on the Company's financial statements.

   In February 1998 and in June 1998, the FASB issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits" and SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," respectively. Adoption of these standards is not expected to impact the financial results of the Company.

                                   BUSINESS

THE COMPANY

   VMIC is a leading independent designer and manufacturer of embedded computer solutions based upon a wide variety of open standard bus designs such as VME, CPCI, PCI, PMC, Multibus, ISA, and special custom buses such as the GE 90/30. The Company's products are used by original equipment manufacturers ("OEMs"), systems integrators and end-users in various industries, including manufacturing automation, Telecommunications, Simulation and Training, environmental monitoring, and Test and Measurement. Unlike general purpose computers, embedded computer solutions are i) incorporated into systems and equipment to provide a single or a limited number of critical system control functions; ii) generally integrated into larger automated systems; and iii) often have extended product life cycles. The Company's embedded computers are based upon the Intel x86 and Pentium architecture and are typically capable of running PC-compatible operating systems and application software.

    According to a recent industry publication, BOARD LEVEL EMBEDDED COMPUTER MARKETS AND TRENDS, the standard bus embedded computer market is projected to grow from approximately $2.4 billion in 1995 to approximately $3.9 billion in 1999. The Company offers a wide variety of board-level products based on standard buses such as VMEbus, PCI bus, Compact PCI bus, PMC, Multibus, and others. The most popular embedded computer standard today is VMEbus, which is widely used in many markets. According to BOARD LEVEL EMBEDDED COMPUTER MARKETS AND TRENDS, the VMEbus embedded computer market is projected to grow from approximately $1.3 billion in 1995 to approximately $2.4 billion in 1999.

    Recently the Company introduced its IOWorks suite of PC-based control software modules that run on standard PC platforms using the Windows NT operating system. IOWorks modules provide a comprehensive set of tools used to create data acquisition and control systems and to interconnect the large number of legacy control products commonly found in industrial plants. The Company's IOWorks software is designed for compliance with open industry standards, and the software modules can be mixed and matched to provide solutions for a variety of industrial applications. The Data Acquisition and control market represents the largest market for VMIC's products.

    The Company is also involved in networking systems of dissimilar buses using adapters, high-performance networks, and synergistic software. The Company's family of networking products is based on a technology known in the computer industry as "Reflective Memory." VMIC's connectivity products allow low maintenance, high speed communication between PC computers, workstations, computer mainframes and embedded computers manufactured by a wide variety of companies.

    The Company markets and sells more than 200 different products worldwide, including application-specific embedded computer subsystems, board-level modules, control and driver software, and network products. In addition to offering standard commercial products, the Company is involved in the development of custom products for high-volume applications where significant revenues are possible.

INDUSTRY BACKGROUND

    Unlike general-purpose computers, embedded computers are incorporated into systems and equipment to perform a single or limited number of complex applications. Embedded computers are used in such markets as Data Acquisition, Control, Monitoring, Processes Control, Factory Automation and Defense. Some applications include production testing of electrical components, fiber optic cable manufacturing, film manufacturing, automotive manufacturing and development, jet and rocket engine development, environmental monitoring, steel and aluminum rolling mill control, telecommunications and switch gear, real-time communications and networking, robotics, and machine control.

   Data acquisition refers to the process of collecting what is commonly referred to as real-world information phenomena such as light, pressure, temperature, humidity, force, and flow. A data acquisition system (which comprises a collection of measuring instruments, a computer, and control devices) is used to collect, document, and analyze that information. Realworld information, which is commonly represented by analog signals, originates from sensors or transducers. The data acquisition system accepts these signals produced by sensors and transducers and converts them into a format that the

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
computer can understand. Data acquisition and control also involves the collection of digital input data that originates from switches, relays, lights, and other on/off signals. In addition, computer-controlled digital outputs may be used to turn on or off lights, relays, switches, valves, conveyor belts, or on/off functions.

   A data acquisition system can be used to gather, monitor, display, or analyze data. If the system has output capabilities, it can also accurately control the processes it is monitoring. The software works in association with the Data Acquisition hardware. Without the software, the system's hardware is considered to be generally ineffective. The software can be used to control the collection of data, as well as to display and analyze the data.

   The market for Data Acquisition boards, systems, and software, according to to a recent study from Frost and Sullivan, is expected to generate just under under $700 billion between 1994 and 2001. The primary end-user markets for data acquisition boards, software, and systems include Industrial Manufacturing, Test and Measurement, Aerospace and Defense, Medical, Pharmaceutical, and Utility.

    The industrial manufacturing sector is currently the largest end-user of Data Acquisition products. The Company believes that strong trends exist in multiple markets for equipment based upon open standards and standard PC platforms. The industry is focused on technology leaders such as Intel and Microsoft, and standard buses. Designs based upon this technology insure the availability of enhanced equipment and software migration paths that preserve the customers' investment in technology. The performance of PC technology has now improved to the point where many applications that historically required custom or special equipment can now use PC technology and embedded standard bus products.

    Standard bus solutions include such buses as VME, Compact PCI ("CPCI"), Multibus, PMC, PCI and others. Standard buses are nonproprietary, which means that the bus technology is available to any company and product designer. Currently, the primary standard bus used in PCs and computer workstations is PCI. Most leading industrial use computer manufacturers include PCI buses in their machines for enhanced computer connectivity. CPCI is an embedded computer version of PCI. CPCI capitalizes on the combination of the Eurocard form factor, already popularized by VME, and the PCI bus characteristics. The wide acceptance of the PCI bus in the desktop market has created an abundance of inexpensive components. CPCI has certain advantages in applications that require fast transfers of large amounts of data.

   CPCI buses are preferred for single processor applications with moderate I/O requirements which utilize less than 8 slots. VME, because of its superior bus arbitration and distributed interrupt handling characteristics, is preferred for larger applications where processes and I/O are partitioned across as many as 20 boards in the backplane.

    The process controller market is experiencing a major shift to standards based upon PC technology and open bus architectures. According to Frost and Sullivan, the total process control market generated revenues of $8.51 billion in 1993. Revenues for this market are anticipated to increase to approximately $15.2 billion by the year 2000. According to this study, the PC-based control hardware and software segment will likely demonstrate the strongest growth. The study also indicates that users are considering their control systems software to be the value-added element in such systems. The market trend is shifting from proprietary Programmable Logic Controllers ("PLCs") to more general-purpose computers such as industrial PCS and embedded computers. This market study complements the study by Automation Research Corporation ("ARC") which indicates that PC-based logic control software ("SoftLogic") within a standard computer environment can perform the exact same functions as conventional hardware-based proprietary PLCs. Ability to upgrade the hardware while preserving the customer's software investment is a key benefit of PC control.

    According to ARC in a recent study, the worldwide revenues for PC-based SoftLogic packages approached nearly $21 million in 1996. With a 70% average annual growth rate projected over the next few years, this market is slated to reach nearly $300 million by the year 2001. The Company believes that the market is significantly larger than the study indicates, and anticipates substantial revenue opportunities in the next five years.


COMPANY STRATEGY

   THE COMPANY'S GROWTH STRATEGY INCLUDES THE FOLLOWING ELEMENTS:

   FOCUS  ON  SINGLE-BOARD  COMPUTERS  BASED UPON PC TECHNOLOGY.   The  Company
has recently  made  major  investments  in  the  VMEbus  single-board  computer

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
market specializing in PC technology based upon Intel and AMD micro-computers and Microsoft software. A recent decision by Microsoft not to support Motorola's PowerPC processor with its Windows NT operating system may reduce the attractiveness of Motorola's Power PC based products and help the Company penetrate the market with Intel and AMD technologies. VMIC believes it currently has the widest line of PC-based single-board computers in the VMEbus market. The Company has also entered the CPCI market arena with its PC technology.

INCREASE MARKET SHARE OF REFLECTIVE MEMORY NETWORKS. Reflective Memory is a high-performance deterministic networking product that is used in many applications, from over-the-horizon radar systems and rolling mills, to ship communications. Reflective Memory is one of the Company's fastest growing product lines. The product line now supports many computer buses such as PCI bus, Compact PCI bus, VMEbus, PMC, and Multibus. The Reflective Memory advantage over more traditional networks such as Ethernet, Fast Ethernet, FDDI, and ATM include its deterministic properties and very high performance, coupled with little or no software requirements for its use. The Company continues to make significant investments in this technology.

INCREASE MARKET SHARE FOR INDUSTRIAL AUTOMATION AND TEST AND MEASUREMENT MARKETS WITH COMPONENT SOFTWARE (IOWORKS). The Company has recently developed and is continuing to enhance its line of software products to increase the sales of its single-board computers, board-level products, I/O systems, and stand-alone software sales. The Company continues to focus its IOWorks marketing efforts in the Industrial Automation market. This market is undergoing a substantial shift from the use of Programmable Logic Controllers to the more open architecture of PCs. The Company's IOWorks software components allow a PC to perform the same functions as a Programmable Logic Controller.

CONTINUE TO GROW I/O BOARD-LEVEL PRODUCTS BUSINESS. According to Venture Development Corporation, an independent market research organization, the Company is the leader in VMEbus based I/O technology. The Company's strategy for maintaining its leadership position is to continually enhance and expand its product line. The Company will continue to support its currently existing board-level product line with upgraded software, while developing improved I/O technology for VMEbus and other buses such as Compact PCI.

CONTINUE TO GROW I/O SYSTEMS BUSINESS. VMIC will continue to focus on I/O systems business for such markets as Industrial Automation, Test and Measurement, Plant Monitoring and Simulation and Training markets. The I/O systems offered by the Company are comprised of I/O boards, chassis, backplanes, power supplies, software, and other products that provide customers or Systems Integrators a building block approach to solve application-specific problems, and avoid problems associated with I/O programming. The Company is expanding its I/O systems business to include CPCI products.

EXPAND INTERNATIONAL MARKETS. VMIC sells products in more than 48 foreign countries through its line of international distributors. VMIC plans to grow its international presence by expanding into more countries while increasing sales through existing distributors. The Company anticipates increasing its investments in advertising, international trade shows, and international offices.

MAINTAINING HIGH LEVEL OF INVESTMENTS IN ENGINEERING AND PRODUCT DEVELOPMENT. The Company plans to continue its relatively high levels of research and development expenses in order to provide innovative new products and to enhance and redesign its existing products. The Company is focusing on new products that may provide substantial growth opportunities in vertical markets. The Company anticipates adding features, functions, and additional modules and components to its IOWorks software, and expects its significant investments in this product line to continue. The Company continuously monitors developing technologies and introduces products as standards and markets emerge. The Company plans to maintain its annual investment in Research and Development, as a result, the Company expects that research and development investments, as a percentage of revenues, will decrease if future revenues increase as anticipated.


PRODUCTS

   The Company designs and manufactures a wide variety of board-level products, I/O systems, and software primarily for embedded computer solutions, as well as communications products for most leading computer manufacturers. Some of the Company's products are used for high-speed communications among embedded computer systems and systems offered by such companies as DEC, Silicon Graphics, Harris, IBM, Intergraph, Motorola, Gateway and DELL. The Company's product lines can be partitioned into six primary groups:

   Single-Board PC VMEbus CPUs and Peripherals. The Company is a technological leader in VMEbus Intel-based CPU products. The product line spans the complete line of Intel-based products including 486, 586, Pentium, Pentium Pro and Pentium II processor-based single-board computers. The Company's Pentium processor-based single-board computers have recently received national award recognition from CONTROL ENGINEERING. The product line supports a wide variety of operating systems such as DOS, Windows, Windows NT/RTX, LynxOS, Windows
CE/RTX, VxWorks and QNX. In addition, the Company manufactures an array of compatible VMEbus boards such as floppy and hard drive modules. VMIC manufactures fully functional PC/AT single-board computers which support off-the-shelf PC/AT software and enable the user to completely configure an embedded PC/AT computer system with VMIC products. The Company has recently announced a variety of Pentium single board computers based on CPCI. According to recent independent market studies and the Company's recent marketing efforts, CPCI products have the greatest potential in the telecom market area. The Company's single-board products are fully supported by the Company's component software (IOWorks). See "Component Software (IOWorks)" below.

   GENERAL PURPOSE I/O BOARDS. The Company offers a wide range of I/O products including VMEbus, Compact PCI, I/O boards, and boards designed for other standard computer buses. The Company's I/O product and line includes more than 90 I/O boards and supporting software drivers based upon a broad line of operating systems such as VxWorks, QNX Windows, and Windows NT/RTX. The Company's I/O products are used to perform such tasks as monitoring temperature, fluid flow, motion, resistance, strain, revolutions, and the states of many different conditions such as closed/open status of values or on/off status of switches.

   COMMUNICATIONS PRODUCTS. The Company's communications product line includes four discrete product categories. The categories are:

   1. General purpose serial I/O products that support a wide variety of connectivity options associated with peripherals, intelligent sensors sensors, dials, and indicators.

   2.  Serial I/O communication  products used in a wide variety of military and
       space  applications,   including  aircraft,   missiles,   ground  support
       equipment, and avionics buses which are used in commercial applications.

   3. Bus repeater products which provide a means of expanding the capacity of a system so that I/O boards may be used or added to the system without the high cost of using a CPU for each chassis which may require I/O boards. The Company's bus repeater products include more than six products which support the configuration of large I/O systems and the remoting of I/O boards from the CPU via fiber optics.

   4. Reflective Memory products which offer real-time networking for applications where guaranteed delivery of data at precise times or time intervals are primary requirements. The Company's Reflective Memory allows customers to configure extremely high performance networks.

   The Company's Reflective Memory product line supports networking of most computer systems offered by DEC, Silicon Graphics, Harris, IBM, Intergraph, Hewlett-Packard, Motorola, Gateway, DELL, and many others that are designed to support standard buses. Reflective Memory has application for networking the same or dissimilar computer systems in a high-performance, fiber-optic or cable network. One of the most significant benefits of Reflective Memory is that software is not required for its operation. However, the Company offers industry-compatible networking software compliant to internationally recognized standards such as TCP/IP which is typically used with other types of networks. The Company's Reflective Memory products have recently received national award recognition from CONTROL ENGINEERING.

    The Company has developed a quad-redundant, fault-tolerant version of its Reflective Memory and network hubs for Naval applications involving ship control and weapon systems for Hughes and Raytheon. This product also has market potential in many other markets where real-time deterministic communications, reliability, and fault-tolerant are paramount.

   COMPONENT SOFTWARE (IOWORKS). The Company's new IOWorks software product line is an extensive family of PC software components intended primarily for applications in the Industrial Automation industry. The products also have applications in the Test and Measurement, Simulation and Training,

Telecommunications, and other markets. These components provide a comprehensive set of tools used to create data acquisition and control systems and to interconnect the large number of legacy control products commonly found in industrial plants today. IOWorks can be used to implement complete plant-wide control or can be used in conjunction with existing control systems to augment or supplement those existing systems. IOWorks' strength lies in the seamless, cohesive, easy-to-use environment it provides and the flexibility it gives users to pick and choose the right components for the application.

   IOWorks components form a comprehensive development and control environment for PC-compatible computers running Microsoft's Windows NT operating system. Control systems run under Windows NT, Windows NT/RTX and VxWorks. IOWorks software executes on the PC to read temperatures, pressures, motor shaft positions, and other data from the plant and then controls such machines as conveyors, packaging equipment, and extruders. IOWorks components are based upon open standards such as IEC-1131-3 and Microsoft technologies. IEC-1131-3 is an internationally recognized software specification that defines and standardizes programming of control and monitoring systems. IOWorks adherence to these open standards allows integration with other standard off-the-shelf Windows NT-compatible software products.

   IOWorks component software functions with various third-party I/O boards and platforms, as well as VMIC's hardware products. The software is designed for hardware independence and software operating system independence at the system control level. IOWorks supports open architecture and open systems solutions, ensuring that the customer's investments will be compatible with future programming environments.

   I/O SYSTEMS PRODUCTS. The Company offers a wide range of systems for the embedded computer market. A system is a combination of board-level products, coupled with backplanes (interconnecting boards), power modules, mechanical packaging, and software. Systems products are configured by the Company to customer specifications and are delivered to the customer as an integrated product. The Company typically does not provide any custom software or hardware products for such sales. Systems products are generally sold to OEM's, systems integrators, or end-users who install the equipment, develop software, and add third-party products to customize such systems for specific applications.

    The Company's I/O systems, until recently, were primarily used in applications involving simulation and training for nuclear plants, defense simulation and training, Test and Measurement, Data Acquisition and Control, and Environmental Monitoring. The Company currently offers an expanded range of I/O systems based upon new hardware and software products which have wider applications in the Industrial Automation and Test and Measurement markets, The Company's new IOWorks software enables the Company to offer systems-level products for Industrial Automation which:

   1. support the interconnectivity of a wide range of existing dissimilar I/O systems, thereby opening a closed market,

   2. replace antiquated closed proprietary I/O systems with state-of-the-art open architecture I/O systems which are based on open standards,

   3. enhance the performance and increase the functionality of antiquated installed I/O systems, allowing customers to maintain their investment in such equipment, and

   4. support the interconnection of the Company's advanced I/O systems with a broad array of installed I/O systems and new systems offered by third-party suppliers.

   The Company's potential growth in the Test and Measurement I/O systems market has been significantly enhanced because its IOWorks software, when coupled with the Company's equipment and third-party leading Test and Measurement software, enable the Company to offer state-of-the-art open architecture I/O systems to the Test and Measurement market. While the Company has sold products into the Test and Measurement market, its potential for significant growth has also been increased because of its investment in PC single-board computers, new IOWorks component software, and new I/O board products designed specifically for the Test and Measurement market.

   SPECIAL PRODUCTS. The Company develops, manufactures, and markets a variety of special products related to: safety applications in nuclear power plants, supplements to VMIC standard products, private label products, and proprietary bus applications.

    The  Company  typically  avoids  such special products unless the  business

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
relationship involves significant revenue opportunities. While special products are normally developed at the customer's expense, occasionally the Company may Company may share development expenses for such products or completely underwrite the project.

CUSTOMERS, APPLICATIONS, AND MARKETS

   The Company conducts business with more than 2,000 customers in more than eight markets involving a wide variety of applications. The following is a brief description of some applications, customers, and markets, some of which the Company is currently addressing and others of which the Company intends to pursue. There are no assurances that the Company will be successful in expanding its presence in any of these industries.

    A majority of the Company's customers are systems integrators, value-added resellers, and end-users. However, in order to implement its strategy of penetrating the Communications, Industrial Automation and other markets with its Reflective Memory, I/O, IOWorks, and PC products, the Company has focused significant marketing efforts on OEMs who will incorporate these new products into their products for resale in these vertical markets.

    Simulation and Training. The Simulation and Training industry can be partitioned into three primary markets. These markets include Defense, Power and Utilities, and Transportation. The Defense market involves the use of the Company's simulation and training I/O products in aircraft, helicopter and ship simulators, and trainers. The Company's customers are systems integrators such as Reflectone, McDonnell Douglas, Quintron, Flight Safety International, AAI Corporation, and others who typically purchase products designed specifically for the industry. The power utility industry uses the Company's simulation and training products for applications in nuclear power plant simulators and trainers. The Company's customers are systems integrators and end-users such as S3 Technologies, Siemens, Atlas, Thomson-CSF, Mitsubishi Heavy Industries, Georgia Power, Virginia Electric Power, and TVA. The Company has also recently received an order for I/O equipment for a simulator through STN Atlas Elektronik for the Gosgen Nuclear Power Plant near Zurick, Switzerland. The primary difference in the markets involves the size of the I/O system. Usual I/O systems for nuclear power plants typically sell for $500,000 to $1,000,000 per unit, whereas I/O systems for Defense applications typically sell for $50,000 to $100,000 per unit.

    Recently, the Company's I/O Systems have been specified by Samsung Electric for use in a nuclear power plant simulator in Korea. Funding for this job has been approved and the Company is negotiating pricing with the customer. In addition, Samsung has been appointed as the systems integrator for three three more simulator projects for which funding has not yet been been approved, but for which the Company's equipment is specified. Several systems integrators currently bidding on jobs in Russia, Greece and Germany have also specified the Company's equipment.

   The Company believes that its success in these markets centers around its focus on providing a wide variety of standard bus products and systems that are designed specifically for the Simulation and Training markets. This market requires high-density I/O boards with self-test capability supporting extensive fault detection and isolation capabilities. The Defense and Power Plant industries have focused on open architecture solutions and VMEbus is the leading embedded computer bus standard. The Company believes that its customers in this market particularly value its Intelligent I/O Controllers that were designed specifically for the Simulation and Training industry. The Company's simulation and training product line enables a customer to order systems solutions that obviate the need for detail-level programming of the Company's equipment.

    The Defense Simulation and Training market is undergoing significant technology changes which will require the Company to focus on IOWorks component software solutions for this industry in the future. The Company expects that its revenues from the Simulation and Training market to be stagnant at approximately $2 to $3 million annually for the next five years without any consideration of IOWorks software sales. The Company is the leading supplier of I/O equipment for this market.

    The Company's Data Acquisition and Control products are used in semiconductor ovens, annunciator systems, gas turbine monitoring and control, electron particle acceleration, power train testing, wind tunnel testing, and emissions monitoring. VMIC's customers for such applications include OEMs, systems integrators and end-users such as Interautomation, Arnold Air Force Base, Sverdrup, Chrysler, American Power, Ohio Edison, Synchrontron Radiation Research Center, and others. The Company attributes its success in this market to its broad array of I/O boards, open system technology, and the wide acceptance of VMEbus in the embedded systems market.

   The Company's line of Universal Intelligent I/O Controllers form the core of its Data Acquisition and control systems. The I/O controller product line was designed specifically for the Data Acquisition and Control market and features many benefits required by OEMs, systems integrators, and end-users. One of the primary benefits is the I/O controllers' support of the broadest assortment of VMEbus I/O boards in the industry. This wide selection of I/O, coupled with effective turnkey I/O solutions for the industry, is a major benefit, and the prime reason for the Company's success in this market.

   INDUSTRIAL AUTOMATION. Since the 1960's, Industrial Automation systems have included mechanical devices, meters, and gauges, as well as data loggers and strip chart recorders. In the 1970's, programmable logic controllers ("PLC's"), special-purpose, proprietary, stand-alone, industrial computers were introduced and were primarily used for "discrete" manufacturing applications such as automobile assembly. PLCs have traditionally had primitive operator interface panels incorporating buttons, lights, and indicators. In parallel, sophisticated Industrial Automation systems called distributed control systems ("DCS") were also adopted to provide computer control of large-scale continuous processes such as those found in oil refineries. DCSs integrated a variety of sensors and control elements using I/O connections all controlled by a central computer running proprietary software. Systems were also configured based on proprietary hardware.

    The market is undergoing a significant changes, and customers are now demanding solutions based upon open hardware platforms, and nonproprietary standards such as VMEbus and CPCI; and PC solutions based upon Intel processor technology and software (such as IOWorks) based upon Microsoft operating systems and other Microsoft key technologies.

   The Company has entered this market with applications for several industrial applications such as petrochemical, hydro-desulphurization, film processing, aluminum rolling mills, steel rolling mills, fiber-optic cable manufacturing, silicon wafer manufacturing, and others. The customers utilizing the Company's products in this market include OEMs and end-users such as the 3M Company, AVX Corporation, Corning, Eastman Kodak, Bethlehem Steel, Dupont, Kimberly Clark, Quester, Reynolds Aluminum, Tuscaloosa Steel, and Xerox.

    TELECOMMUNICATIONS. Typical telecommunications systems have multiple embedded computers working in concert. Potential applications include voice message systems, routers, fiber optic cable testers, cell phone switching systems, and environmental monitors. The Company believes that the Telecommunications market offers significant sales opportunities for its VMEbus and CPCI PC single-board computers and Reflective Memory fiber-optic networks products. The Company has demonstration equipment at several potential customer sites. The CPCI bus has been selected as the primary architecture for the Telecommunications industry; therefore, the Company has made significant investments in a CPCI product line involving PC single board computers and Reflective Memory products. There are no assurances, however, the Company will be successful in penetrating this market or that its market share would be significant.

    TEST AND MEASUREMENT. Test and measurement generally refers to the collection and analysis of experimental data. Such applications typically involve the testing and verification of the proper operation of products being manufactured. Instrument systems may also be used to simulate manufacturing processes or techniques.

    The Company's Test and Measurement products are used in applications involving structural testing of aircraft, transmission testing, airbag sensor testing, flight computer testing, weapon systems testing, automobile radiator testing, pitch and roll tables for shaking engines, automobile engine test stands, rocket engine test stands, and military and commercial jet engine test stands. Companies that utilize the Company's Test and Measurement products include OEMs, systems integrators, and end users such as Chrysler, Ford, BMW, Rolls Royce, Bristol, Deutsche Aerospace Daimler Benz, GM, Pratt & Whitney, Argonne National Labs, FERMILAB, Harvard University, Duke University, and Brookhaven National Labs.

   The Company has established a relationship with Deutsche Aerospace Daimler Benz Conglomerate ("DASA"), a diversified company with significant assets and worldwide marketing resources. DASA is involved in most of the markets served by the Company, and is negotiating a worldwide distribution agreement with VMIC for the Company's products.

   The Company has recently developed unique, new, high-accuracy, state-of-the-art, board-level products for the Test and Measurement market. The Company believes that the Company's Test and Measurement market potential has been significantly enhanced because of its IOWorks software products, single-board computer and I/O boards. The Company has also coupled IOWorks to National Instruments' LabVIEW software product. National Instruments is a Test and Measurement market leader with respect to its human machine interface ("HMI") software and the Company's IOWorks product complements National Instruments' HMI software product.

   ROBOTICS. The Company's products are used in a wide range of robotic applications including hazardous environments in the nuclear and chemical industries. Applications also involve large robotic steel hauling trucks, nuclear waste removal, and rail track repair. Customers in these industries include end-users such as Fairmont Tamper, Westinghouse, RedZone Robotics, and Mitsubishi Heavy Industries.

    POWER PLANT MONITORING. The Company selected this market as a potential growth market for its products because of its relationship with key systems integrators dedicated to the Nuclear Power Plant Monitoring industry. The market is highly project-oriented with very sophisticated systems integrators within a very narrow market focus. I/O systems in this industry are typically very large, with such systems selling in the range of $500,000 to more than $1,000,000. There are more than 200 nuclear power plants worldwide, most of which were built 10 to 15 years ago. Each plant must upgrade its equipment every 10 to 15 years because of parts obsolescence, system performance enhancements, and regulatory requirements. In addition, the U. S. Nuclear Regulatory Commission and similiar organizations in other countries are constantly revising safety standards which require utilities to modernize their facilities. The Company supplies products to end-users such as Ontario Hydro, River Bend, Virginia Electric Power, Union Electric, Kein Kroftwerk Gosgen, and others.

   The Company recently delivered its first nuclear-qualified I/O System to SAIC. SAIC, is the systems integrator leader for this market in the United States. Nuclear-qualified equipment involves the qualification of some of the Company's standard products to meet certain vibration, radiation, and electrical isolation requirements. Most of the Company's business in this market does not involve nuclear qualification testing.

    VMIC recently received an order from Siemens AG for a Nuclear Power Plant Monitoring application at Kein Kroftwerk Gosgen. This is an upgrade to a Siemens nuclear power plant, replacing a Siemens monitoring system.

MARKETING, SALES, AND DISTRIBUTION

   The Company is a global corporation that distributes products in more than 48 foreign countries through over 23 distributors and 14 representative organizations worldwide. As of September 30, 1998, the Company's marketing, sales, and distribution programs were conducted by 42 of the Company's employees. The Company sells its products in the United States through commissioned-based independent sales organizations. As of September 30, 1998, the Company has contracts with 14 representative organizations that employ over 52 sales people. These sales organizations are supported by their own support staff, as well as the Company's employees. The Company has recently opened an office in Paris, France to support its European customers and distributors.

   The Company's products are sold internationally through 23 distributors. As of September 30, 1998, the distributors employed over 40 sales people. The Company plans to add eight additional distributors in eight foreign countries by the end of fiscal year 1999. The Company's representative and distributor contracts do not allow such organizations to sell competitive products.

   In addition to international distributors and U. S. sales representatives, the Company has 29 value-added resellers ("VARs") who represent the Company. VARs purchase and resell the Company's products and add value to the Company's products by including custom software, hardware or installation and maintenance of the Company's equipment. The Company plans to add approximately six VARs by the end of 1999.

   The Company attends more than 40 table-top trade shows per year and more than ten major trade shows per year. Table-top shows require minimum Company involvement, whereas the major shows are market related and require significant planning, staffing, and promotional efforts. The Company also markets its products through publicity received from numerous publications and magazines that publish articles and press releases.

   The Company has recently expanded its sales and marketing organization to support its Industrial Automation products. The marketing organization has recently been expanded to include 14 full-time employees and several part-time telemarketing consultants. The sales origination has been recently expanded to include field located direct sales staff in several states. In addition, the Company has recently dedicated a group of new employees to focus on IOWorks software sales.

   CUSTOMER SERVICE AND SUPPORT

   The Company is dedicated to providing the products, service, quality, and responsiveness that its customers require. The Company's core business is characterized by repeat business from customers and long-term mutually beneficial customer relationships. The Company understands that satisfaction of the customer in all areas of the business relationship is crucial and the Company solicits their feedback.

   Users of the  Company's  products  have  access  to a wide  array of  support services. The Company has technical expertise and resources to support installation, maintenance, and service of the Company's products. The Company offers its customers standard classroom instruction, as well as "hands on" training for all of the Company's hardware and software products. These courses may be scheduled at the Company's facility, or they may be held at the customer's site upon request.

    The Company maintains a 24-hour per day phone service to support its customers. The Company's organizational structure includes a staff of customer service employees who offer sales support, warranty servicing, and product repair. The customer service organization is supported by dedicated inventory for quick product replacement. In addition, the customer service organization has equipment committed exclusively to assist in emulation of customer problems so that the Company can quickly respond to customer complaints. Critical customer service inquiries are brought to the attention of upper management to ensure that the Company continues to provide top quality service and prompt response.

   MANUFACTURING

   The Company manufactures approximately 80% of its products in-house while subcontracting the balance of the product manufacturing. The Company has an in-house manufacturing capability that includes automated assembly and testing, and surface mount technology. Product manufacturing operations at the Company involve: electronic circuit card and module assembly; I/O systems assembly, configuration, and testing, cable assembly, the production of technical manuals, product support documentation, and software duplication on both CD-ROM and diskette.

    In addition, manufacturing agreements are established with several local manufacturing companies to provide prompt service for customer's high volume requirements. Although the Company subcontracts some of its manufacturing, final testing, packaging, and quality assurance tasks are always conducted by the Company.

    The Company is strategically located in one of the country's largest high-tech research communities which allows the Company to take advantage of the quality and high volume manufacturing capabilities of several expert firms in the area.

    The principal steps in the manufacturing process are the purchase and management of materials, assembly, testing, final inspection, packing, and shipping. The Company purchases parts and components for assembly of all its products from a large number of suppliers through a worldwide sourcing program. However, certain key components used in the Company's products are currently available from only one source, and other key components are available from only a limited number of sources. In the past, the Company has experienced delays in the receipt of certain key components, which have resulted in delays in related product deliveries. The Company attempts to manage such risks through developing alternative sources, engineering efforts designed to obviate the necessity of certain components, and through maintaining quality relationships and close personal contact with each of its suppliers. However, there can be no assurance that delays in key component and product deliveries will not occur in the future. The inability to obtain sufficient key components as required, or to develop alternative sources if and as required in the future, could result in delays or reductions in product shipments which, in turn, could have a material adverse effect on the Company's customer relationships and operating results.

   Engineering  refinements to the Company's new hardware and software  products
are  fairly  common.   These  changes  can  result  in  the  disruption  of  the
manufacturing operation and concurrent delays in delivery dates.

   The Company's Quality Assurance program is compliant to the ISO 9002 specification. The Company's software is compliant to ISO 9000-3. ISO-9002 is an internationally recognized "blueprint" for quality systems involving all aspects of business, not just manufacturing and development. The Company maintains an extensive Quality Assurance program that is consistently audited by most customers for compliance to these commercial Quality Assurance standards.

   The Company has also teamed with EGS Corporation, a division of SAIC, to provide safety-related equipment to the nuclear power industry. EGS offers specialized support in the areas associated with procurement and evaluation of safety-related equipment including addressing issues associated with the dedication of commercial-grade products for safety-related use.

    A substantial portion of the Company's shipments in any fiscal period relates to orders received in that period. The Company's backlog as of September 30, 1998 was $4.1 million compared to $ million as of September 30, 1997. Many of the Company's customers require immediate delivery which requires the Company to maintain substantial raw and finished goods inventory as well as separate customer service inventory to support quick warranty and repair service.

   RESEARCH AND DEVELOPMENT

    The Company has recently undertaken substantial research and development efforts outside of its traditional business area, resulting in the introduction of new software control products, an improved line of computer network solutions and new embedded PC single board computers. The Company has funded this research by diverting research and development resources from its core products.

   VMIC's research and development expenses were approximately $5.3 million in 1996, $5.3 million in 1997 and $6.2 million in 1998, exclusive of capitalized software investments.

   COMPETITION

   The markets for the Company's products are intensely competitive and are characterized by rapid technological change and emerging industry standards requiring ongoing expenditures for research and development and the timely introduction of new technology and enhancements of existing technology. The Company's future success will depend, in part, upon its ability to enhance its current technology and services, respond effectively to technological changes, sell additional services to its existing client base, introduce new technologies and meet the increasingly sophisticated needs of its clients. Other companies may develop products or technologies that may adversely affect the Company's competitive position or render its technologies or services obsolete. The Company competes for customers on the basis of price, performance, features, quality, service, reliability, adherence to standards, availability, development capabilities, and support. The Company's competitors vary in the size, scope and breadth of the products and services they offer; some of the Company's competitors and potential competitors have greater financial, technological, manufacturing, marketing, sales, and personnel resources than the Company.

   While the Company faces entrenched competitors in the single-board computer market, VMIC believes that it offers the most complete line of Intel and AMD PC-based single-board computers in the VMEbus market, and maintains technological advantages in the CPCI market. The Company was first to market with Intel's Pentium and Pentium Pro processor-based single-board computers. The Company believes that it can become a major supplier of PC processor-based single-board computers and associated products, although there is no assurance that it will do so.

   GOVERNMENT BUSINESS

   The Company's reliance on direct and indirect government business has been significantly reduced over the past eight years from 75% of the Company's business to 25%; however, the Company is involved in several government related opportunities and contracts that could have a significant impact on the Company's growth. The Company has received orders for CPUs and I/O products from the Navy for shipboard propulsion monitoring and control and is well positioned to receive sizable follow-on orders. Should the program prove successful 27 cruiser class ships, including follow-ons for destroyers and carrier class ships, would use the Company's products; therefore a significant percentage of the Company's future revenue could be generated by government-related business. The Company has received orders from the Navy for a quad-redundant Reflective Memory for fault-tolerant ship communications and is well positioned to receive sizable follow-on orders. Should the program prove successful, and all of the Navy's ships use the Company's product, a significant percentage of the Company's future revenue could be generated by government-related business. However, there are no assurances that the Company will be the sole supplier or that the initial test project will be successful. Furthermore, even if the initial test is satisfactory, there are no assurances that additional ships would be upgraded or retrofitted with this new technology.

   PROPRIETARY RIGHTS

    The Company's success depends to a significant degree upon its software proprietary technology and other confidential information. Unfortunately, software and information technology industries have experienced widespread unauthorized reproduction of software products and other proprietary technology. The majority of the Company's software is not patented and existing copyright law offers only limited practical protection. VMIC relies on a combination of trade secret, copyright, common law intellectual property rights, license agreements, nondisclosure and other contractual provisions and technical measures to establish and protect its proprietary rights in its intellectual property and confidential information. The Company does not, however, sell its software source code, or provide its customers access to the source code associated with its software products.

    There is no assurance that the Company will be able to protect its trade secrets or that others will not independently develop substantially equivalent proprietary information and techniques or otherwise gain access to the Company's trade secrets. There is no assurance that foreign intellectual property laws will protect the Company's intellectual property rights. In addition, the computer industry is characterized by frequent litigation regarding patent and other intellectual property rights, and litigation has been and may in the future be necessary to enforce the Company's trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of patent infringement. Litigation with respect to patents or other intellectual property matters could result in substantial costs and diversion of management and other resources and could have a material adverse effect on the Company's business, financial condition, and results of operations.

    VMIC believes that its proprietary rights do not infringe upon the proprietary rights of third parties. However, third parties may assert infringement claims against the Company in the future and such assertion could cause the Company to enter into a license agreement or royalty arrangement with the party asserting the claim. The Company may also be required to indemnify its customers for claims made against them. Responding to and defending any such claims, developing non-infringing intellectual property or acquiring licenses may distract the attention of the Company's management and could have a material adverse affect on the Company's business, financial condition or results of operations

   EMPLOYEES

    As of September 30, 1998, the Company had 266 full-time employees. 95 were in Research and Development, 15 were in Marketing, 16 were in General Administration, 41 were in Sales, 89 were in Production, and 10 were in Quality Assurance. None of the Company's employees is represented by a collective bargaining agreement, nor has the Company ever experienced any work stoppage. The Company believes that it has an excellent relationship with its employees.

   PROPERTIES

   The Company's headquarters and principal administrative, engineering, sales, marketing, and manufacturing facilities are located in office buildings containing approximately 77,000 square feet located on approximately 10 acres of land in Huntsville, Alabama. The Company from time to time also leases additional space necessary. The Company believes that its existing production facilities are suitable for the Company's projected growth over the next 24 to 36 months, whereas its Administration, Sales, Marketing, and Research and Development facilities may need to be expanded. The Company owns sufficient land to expand its current facilities.

   LEGAL PROCEEDING

   The Company has been involved from time to time in litigation in the normal course of its business. The litigation has been associated with alleged patent and trademark infringement and termination of a sales representative. The Company is not aware of any pending or threatened litigation matters which will have a material adverse affect on the Company.

                               MANAGEMENT


EXECUTIVE OFFICERS AND DIRECTORS

   The following table sets forth certain information concerning each of the Company's directors and executive officers:

Name                       Age                  Position
----                       ---                  --------
Carroll E. Williams        51     President, CEO and Chairman of the Board

Mary W. Williams           54     Director, Secretary, and Treasurer

Arthur Faulkner (1)        58     Director

Alfred F. Casteleyn        56     Director, Vice President Sales and Marketing

Ernest Potter (1)          58     Director

R. Gary Saliba             44     Director

Jim Caudle, Sr. (1)        63     Director

Charles McDonald           58     Executive Vice President of Operations

George Meares              49     Vice President Research and Development

Gordon Hubbert             54     Vice President and Chief Financial Officer
----------

(1) Member of the Compensation Committee

   The Board of Directors of the Company is composed of seven directors who are elected for one year terms. The officers of the Company are elected by the Board of Directors and serve until their successors are duly elected and qualified.

   CARROLL E. WILLIAMS. Mr. Williams is the founder of the Company and has served as its President, Chief Executive Officer, and Chairman of the Board of Directors since its incorporation. Prior to founding the Company, he was a Design Engineer for SAIC, Huntsville Division from 1972 to 1983. Mr. Williams was the founder and Division Manager of the VME Microsystems Division of SAIC from 1984 to 1986. Prior to joining SAIC, Mr. Williams was employed by Sperry Rand where he was involved in numerous assignments associated with highly reliable, fault-tolerant computer systems including the space shuttle main engine controller dual processors. Mr. Williams gained experience with Data Acquisition and control systems while employed at Pratt & Whitney Aircraft during 1970 and 1971. Mr. Williams graduated from Georgia Tech in 1969, with honors, and continued graduate studies in electrical engineering and computer science at the University of Florida and the University of Alabama.

    CHARLES  MCDONALD.   Mr.  McDonald  is  an  Executive Vice President of the
Company and acts as the Company's Executive Vice President of Operations. Mr. McDonald has 30 years of electronics experience and has held positions in the areas of manufacturing systems, computers, computer hardware systems, and products. Before joining the Company Mr. McDonald spent seven years with SAIC, where he was the Project Manager/Engineer for several computer systems contracts and was manager of utilities system integration. Mr. McDonald has been with the Company since August 10, 1987 and has served as an officer of the Company since 1990.

    ALFRED F. CASTELEYN. Mr. Casteleyn is the Vice President of Sales and Marketing of the Company, and has been an officer of the Company since June of 1991. He is also a member of the Board of Directors of the Company. Prior to joining the Company, he was the Sales and Marketing Manager and International Manager for EAI Electronic Associates of West Long Branch, New Jersey. Mr. Casteleyn has substantial experience in the International Sales and Marketing area of the industry and has built a career in the field for over 30 years. He has been successful in such efforts as design and maintenance of marketing programs, planning company sales activities, representative/distributor supervision, trade show preparation and participation, advertising, staff recruitment and preparation of financial packages.

   GEORGE T. MEARES. Dr. Meares is the Vice President of Research and Development. Dr. Meares has been with the Company since 1990. He has over 14 years of experience in engineering leadership positions and has vast experience in the design and development of communication and display products for many commercial and governmental applications. Dr. Meares was formerly associated with Pentastar Electronics, Inc. as the Electrical Design Branch Manager, a Project Leader, and a Design Engineer. Dr. Meares earned his Ph.D. in Electrical Engineering from Tennessee Technical University, as well as his M.S. in Systems Engineering, and a B.S. in Electrical Engineering. Dr. Meares takes a very active role in the design and development of the Company's product lines.

   GORDON HUBBERT. Mr. Hubbert is the Vice President and Chief Financial Officer of the Company. He has been with the Company since 1991, and has been an officer of the Company since September of 1996. Mr. Hubbert was formerly the Controller at Tenneco and Duracell, as well as Division Controller at SCI. Mr. Hubbert received his MBA from Indiana Northern University in 1976.

   MARY W. WILLIAMS. Ms. Williams is a director of the Company and has served in this capacity since its incorporation. Prior to retiring as an employee on January 19, 1996, Ms. Williams served as the Company's Manager of the Company Information Systems (MIS), Secretary and Treasurer.

   ARTHUR FAULKNER. Mr. Faulkner is a director of the Company and has served in this capacity since 1986. He is a Certified Public Accountant with Faulkner, Shannon, Hill and Fogg in Huntsville, Alabama, and has been a certified public accountant for 26 years.

   ERNEST POTTER. Mr. Potter is a director of the Company and has served in this capacity since 1986. Mr. Potter is an Attorney who practices law in Huntsville, Alabama, and has practiced law since 1963.

    JIM CAUDLE, SR. Mr. Caudle is a director of the Company and has served in this capacity since 1986. Mr. Caudle is the founder and a member of the Board of Directors of United Plating, United Printed Circuits, and United Circuits, all located in Huntsville, Alabama. Mr. Caudle is the retired president of Snapper, Inc.

   R. GARY SALIBA. Mr. Saliba is a director of the Company and has served in this capacity since 1990. Mr. Saliba is President of Saliba Financial Economics Group, which is the firm that has annually prepared the valuation of the Company and its Common Stock. Mr. Saliba formerly served as Senior Vice President and Trust Officer of SouthTrust Bank, and Senior Vice President and Chief Investment Officer of Colonial Bank.


COMPENSATION COMMITTEE

   The Board has  established a compensation  committee  currently  comprised of
Arthur Faulkner, Ernest Potter and Jim Caudle. The Company's compensation committee awards incentive or nonqualified stock options to employees, officers and directors; makes recommendations to the board for approval of any compensation changes or bonuses for officers of the Company; and makes recommendations to the board for any stock or cash bonus awards to any employee.

DIRECTOR COMPENSATION

    Directors not employed by the Company receive a fee of $550 for each board meeting attended and $200 for each committee meeting attended which is held independently of a board meeting. Employee directors do not receive compensation for attending board meetings or committee meetings.

    Non-employee directors are eligible to receive options pursuant to the Company's Non-qualified Stock Option Plan as determined by the Compensation Committee. The purpose of awarding stock options to directors is to promote the interests of the Company by strengthening the Company's ability to attract and retain the services of experienced and knowledgeable non-employee directors and by encouraging such directors to acquire an increased proprietary interest in the Company. See "Stock Incentive Plans, Options and Awards."


INDEMNIFICATION OF OFFICERS AND DIRECTORS

   The Company's Certificate of Incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors except for liability arising out of i) a breach of their duty of loyalty to the corporation or its stockholders, ii) acts or omissions not in good faith or which involve intentional misconduct as a knowing violation of law, iii) unlawful payments of dividends or unlawful stock repurchases or redemption as provided in Section 174 of the Delaware General Corporation Law, or iv) for any transaction from which the director derived an improper personal benefit. This provision offers persons who serve on the Board of Directors of the Company protection against awards of monetary damages resulting from breaches of their duty of care or fiduciary duty (except as provided above). As a result of this provision, the ability of the Company or a shareholder of the Company to successfully prosecute an action against a director for a breach of his duty of care is limited. However, the provision does not affect the availability of equitable remedies such as an injunction or rescission based upon a director's breach of his or her duty of care.

    At present, there is no pending litigation or proceeding involving any director, officer, employee or agent of the Company, and the Company is not aware of any threatened litigation or proceeding which may result in a claim for indemnification.


STOCK INCENTIVE PLANS, OPTIONS AND AWARDS.

    The Company maintains an Incentive Stock Option Plan, a Nonqualified Stock Option Plan for Non-employee directors ("Outside Directors"), an Employee Stock Purchase Plan, and annually awards stock and cash bonuses. Based upon the Company's operating results for fiscal year 1998, incentive options to purchase 88,637 shares of Common Stock were issued under the Company's Incentive Option Plan, 10,000 of which were issued to the Company's officers. For fiscal year 1998, each Outside Director was awarded 1,000 options under the Nonqualified Option Plan, for a total of 5,000 nonqualified options. The Company also awards cash and stock bonuses each year based on the Company's performance or individual employee performance. Awards to particular officers and employees are based in part upon the performance of the respective areas of responsibility of the employees and officers. The Compensation Committee makes recommendations to the Board for stock or cash bonus awards to officers. As of September 30, 1998, there were 520,919 options outstanding, with a range of exercise prices from $4.90 to $11.50, and a weighted average exercise price of $8.51. As of September 30, 1998 198,538 options were exercisable with a weighted exercise price of $6.64. See "Employee Benefit Plans" and "Director Compensation."


EXECUTIVE COMPENSATION

   The following table sets forth the total compensation paid or accrued by the Company for the fiscal year ended September 30, 1998, for its Chief Executive Officer and the four highest compensated executive officers of the Company whose total annual salary and bonuses determined at August 31, 1998, exceeded $100,000 (collectively, the "Named Executive Officers"):

                          SUMMARY COMPENSATION TABLE

                                           Annual Compensation
                                               Year Ended           All Other      Number of Shares
      Name and Principal Position            August 31, 1998      Compensation    Subject to Options
      ---------------------------          -------------------    ------------    ------------------

Carroll E. Williams                              $211,000            $25,000               0
President and Chief Executive Officer

George Meares                                     125,000            $ 7,500               0
Vice President, Marketing

Gordon Hubbert                                     92,000            $ 5,000               0
Vice President and Chief Financial Officer

Charles McDonald                                  109,000            $ 7,500               0
Executive Vice President, Operations

Alfred F. Casteleyn (1)                           170,292            $13,400               0
Vice  President, Sales and Marketing

   -------
   (1) includes Sales Commission


EMPLOYEE BENEFIT PLANS

   INCENTIVE STOCK OPTION PLAN

   The Company has a stock option plan under which 1,062,000 shares of common stock have been reserved for issue to certain employees, officers, and directors through incentive stock options at September 30, 1998. The options vest and are exercisable primarily over a four year period from the date of grant and normally expire either five years or ten years from the date of grant depending on when the options were granted.

       OPTION GRANTS TO THE NAMED EXECUTIVE OFFICERS IN FISCAL YEAR 1998

                            Individual Grants                            Potential Realizable Value At
                            -----------------                          Assumed Annual Rates Of Stock Price
                                                                        Appreciation For Option Term (1)
                                                                       -----------------------------------

                                Percent Of
                                   Total     Exercise Of
                    Number of     Options    Base Price
                     Options    Granted In     ($/Sh)      Expiration
      Name           Granted      FY 1998                     Date             5%          10%
      ----          ---------   ----------   -----------   ----------          --          ---


                       0            0            11.50       09/30/2009        $0          $0
George Meares          2000         2.5          11.50       09/30/2009        $3,877      $19,797
Gordon Hubbert         1500         1.9          11.50       09/30/2009        $2,908      $14,848
Charles McDonald       2000         2.5          11.50       09/30/2009        $3,877      $19,797
Alfred F. Casteleyn    3000         3.8          11.50       09/30/2009        $5,815      $29,695

(1) Based on the price of the Common Stock on December 31 of $8.25, which is set each December by VMIC's Board of Directors using a share price for VMIC stock calculated by an external valuation company.

   STOCK AWARDS

   In addition to the stock options granted under the stock option plan, the Company has granted to employees stock awards, which vest in variable terms, not to exceed five years. The nonvested shares of the stock awards outstanding at September 30, 1998 and 1997 were 362,885 and 369,918, respectively. During 1998 and 1997, 7,033 and 11,750, respectively, shares of the Company's common stock were issued.


   EMPLOYEE STOCK PURCHASE PLAN

   In July 1992, the Company  adopted an employee stock purchase plan (the Stock
Plan) for employees who have been employed by the Company for the twelve months immediately preceding the date of participation in the Stock Plan. The Stock Plan provides for the Company to withhold any amount, not to exceed $25,000, for the purpose of purchasing shares of the Company's stock at 85% of its fair market value on a quarterly basis. The Company has reserved 100,000 shares of its common stock for issuance under the Stock Plan. Included in accrued liabilities at September 30, 1998 and 1997 in the accompanying balance sheets, is approximately $117,500 and $130,200, respectively, withheld from employees to purchase the Company's common stock under the Stock Plan.


   401(K) PLAN

   In April 1991,  the Company  adopted an  incentive  savings plan (the Savings
Plan) for all of its employees. The Savings Plan provides certain employment benefits to all eligible employees and qualifies as a deferred arrangement under
Section 401(k) of the Internal Revenue Code. Upon approval by the Board of Directors, the Company will match one-fourth of the participants' contributions, limited to 6% of a participant's income. An employee's interest in the Company's contributions begins vesting after one year and becomes 100% vested after five years. Amounts expensed for the Savings Plan amounted to approximately $110,300, $106,200, and $71,200 in 1998, 1997, and 1996, respectively.


                             CERTAIN TRANSACTIONS

1997 PRIVATE PLACEMENT

    On November 30, 1997, the Company completed a private placement stock offering of common stock, receiving net proceeds of $3.0 million from the sale of 300,000 shares of stock. After payment of offering expenses and legal fees, the Company used approximately $2.0 million of the offering proceeds to repay the balance of its working line of credit. The balance of the offering proceeds, approximately $1.0 million, was used for general working capital purposes.

                            PRINCIPAL STOCKHOLDERS

   The following table sets forth as of September 30, 1998, certain information with respect to beneficial ownership of the Common Stock and the common stock of VMIC by: i) each person known by the Company to be the beneficial owner of more than five percent of the outstanding Common Stock, ii) each director and executive officer of the Company, and iii) all directors and executive officers of the Company as a group.

                                   Number of Shares    Percentage of
                                  Beneficially Held    Common Stock

   Carroll Williams                    1,140,768            26%
   Mary W. Williams                      561,440            13%
   Alfred F. Casteleyn                   128,366             3%
   Jim Caudle, Sr.                         9,084             *
   Arthur Faulkner                        22,496             *
   Ernest Potter                          93,632             *
   R. Gary Saliba                         29,066             *
   Gordon Hubbert                         35,000             *
   Executive officers and
     directors as a group              1,974,406            45%

 * less than one percent

(1)In accordance with Securities and Exchange Commission rules, a person is deemed to have beneficial ownership of any securities as to which such person, directly or indirectly, has or shares voting power or investment power and of any securities with respect to which such person has the right to acquire such voting or investment power within 60 days. Except as otherwise noted in the accompanying footnotes, the named persons have sole voting and investment power.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

   The Company's authorized capital stock consists of 10 million shares of Common Stock, par value $.10 per share. As of September 30, 1998, the Company had issued and outstanding 4,462,917 shares of Common Stock.


COMMON STOCK

   Holders of shares of Common Stock are entitled to one vote per share for the election of directors and all matters to be submitted to a vote of the Company's shareholders. The holders of shares of Common Stock are entitled to share ratably in such dividends as may be declared by the Board of Directors and paid by the Company out of funds legally available therefor. In the event of a dissolution, liquidation, or winding up of the Company, holders of shares of Common Stock are entitled to share ratably in all assets remaining after payment of all liabilities and liquidation preferences, if any. Holders of shares of Common Stock have no preemptive, subscription, redemption, or conversion rights. The outstanding shares of Common Stock are duly authorized, validly issued, fully paid, and nonassessable. The Company acts as its own transfer agent and registrar.

                             LEGAL MATTERS

   The validity of this Registration Statement will be passed upon for the Company by Lanier Ford Shaver & Payne P.C., Huntsville, Alabama. Members of the law firm own 10,000 shares of common stock of the Company


                            INDEPENDENT ACCOUNTANTS

    The  financial  statements  of the Company  appearing  in this  Registration
Statement  have  been  audited  by   PricewaterhouseCoopers   LLP,   independent
accountants, to the extent indicated in their reports thereon.


                             ADDITIONAL INFORMATION


    The Exchange Act Registration Statement and the exhibits and schedules thereto filed by VMIC may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 5th Street, N.W., Washington, D.C. 20549, as well as at the Regional Offices of the Commission at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such information can be obtained by mail from the Public Reference Branch of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Such material can also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005 or accessed electronically by means of the Commission's home page on the Internet (http://www.sec.gov).

   Following the registration of VMIC's Common Shares, VMIC will be required to comply with the reporting requirements of the Exchange Act and will file annual, quarterly and other reports with the Commission. VMIC will also be subject to the proxy solicitation requirements of the Exchange Act and, accordingly, will furnish audited financial statements to its stockholders in connection with its annual meetings of stockholders.

    No person is authorized by VMIC to give any information or to make any representations other than those contained in this document, and if given or made, such information or representations must not be relied upon as having been authorized.

                        INDEX TO VMIC, INC. CORPORATION
                             FINANCIAL STATEMENTS



             Report of Independent Accountants................... F-1
             Balance Sheets...................................... F-2
             Statements of Income................................ F-3
             Statements of Changes in Stockholders' Equity....... F-4
             Statements of Cash Flows ........................... F-5
             Notes to the Financial Statements................... F-6

REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors
VMIC, Inc.

In our opinion, the accompanying balance sheets and related statements of income, changes in stockholders' equity, and cash flows present fairly, in all material respects, the financial position of VMIC, Inc., formally known as VME Microsystems International Corporation (the Company) as of September 30, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


PricewaterhouseCoopers
Birmingham, Alabama
November 2, 1998

VMIC, INC
BALANCE SHEETS
September 30, 1998 and 1997
                                                                                                    1998                  1997
                                         ASSETS
Current assets:
          Cash and Cash Equivalents                                                        $       527,972         $     339,101

          Accounts Receivable (includes allowance for doubtful accounts of
                $384,383 and $300,462 in 1998 and 1997, respectively)                             4,366,330            3,941,132
          Inventories                                                                             4,943,239            4,132,236
          Prepaid Expenses                                                                          250,733               91,216
          Income Tax Receivable                                                                     573,771              278,583
          Deferred Income Taxes                                                                     954,929              513,627
                                                                                           ----------------        -------------
                      Total Current Assets                                                       11,616,974            9,295,895
          Property, plant, and equipment, net                                                     9,033,922            7,661,575
          Purchased product and software costs, net                                                 967,852              930,244
          Software development costs                                                              3,543,030            1,819,560
                                                                                           ----------------        -------------
                                                                                           $     25,161,778        $  19,707,274
                                                                                           ================        =============
                          LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
          Accounts payable                                                                 $      2,367,397        $   1,161,396
          Current portion of notes, mortgages, and capital leases                                 2,104,777            1,264,518
          Accrued liabilities                                                                     2,421,180            2,176,859
                                                                                           ----------------        -------------

                      Total current liabilities                                                   6,893,354            4,602,773
Notes, mortgages, and capital leases, less current portion above                                  5,713,086            5,395,057
Deferred income taxes                                                                               808,101              312,358
                                                                                           ----------------        -------------

                      Total liabilities                                                          13,414,541           10,310,188
                                                                                           ----------------        -------------

Commitments and contingencies (Note 10)

Stockholders' Equity:
       Common stock, par value $.10 (5,000,000 shares authorized;
                4,462,917 AND 4,214,535 shares issued and outstanding in
                1998 AND 1997, respectively)                                                        446,292              421,454
          Additional paid-in capital                                                              6,432,799            4,312,209
          Retained earnings                                                                       4,868,146            4,663,423
                                                                                            ---------------        -------------
                      Total stockholders' equity                                                 11,747,237            9,397,086
                                                                                            ---------------        -------------
                                                                                            $    25,161,778           19,707,274
                                                                                            ===============        =============
       The accompanying notes are an integral part of these financial statements.

                                                  F-2

VMIC, INC.
Statements of Income
for the years ended September 30, 1998, 1997, and 1996
                                                                                 1998                 1997                  1996

     Hardware sales                                                    $     30,329,726      $    27,337,479     $      23,415,889

     Software sales                                                             719,547              563,649               375,526
                                                                      -----------------     -----------------    -----------------

            Total sales                                                $     31,049,273      $    27,901,128     $      23,791,415
                                                                      -----------------    ------------------    -----------------




Cost and expenses:
      Cost of products sold                                                 10,759,343             9,793,061             8,296,334
      RESEARCH AND DEVELOPMENT EXPENSE                                       6,231,572             5,307,207             5,335,288
      Selling, general, and administrative expense                          13,301,730            10,994,853             9,660,821
                                                                       ----------------     -----------------     -----------------
                                                                            30,292,645            26,095,121            23,292,443
                     Operating income                                          756,628             1,806,007               498,972

Other income (expense):
      Interest income                                                           81,544                25,497                34,208
      Interest                                                               (557,849)              (586,030)             (451,147)
                                                                       ---------------      ----------------      -----------------
                                                                             (476,305)              (560,533)             (416,939)
                                                                       ---------------      ----------------      -----------------
                     Income before income taxes                                280,323             1,245,474                82,033

Provision for income taxes                                                     (75,600)             (311,245)              (40,747)
                                                                       ----------------     -----------------     -----------------
                     Net income                                        $       204,723      $        934,229      $         41,286
                                                                       ================     =================     =================
Net income per common and common equivalent share:
      Basic                                                                      $0.05                 $0.23                 $0.01
                                                                       ================     =================     =================
      Diluted                                                                    $0.04                 $0.22                 $0.01
Weighted average common and common equivalent                          ================     =================     =================
      shares outstanding:
           Basic                                                             4,405,808             4,054,764             3,953,922
                                                                       ================     =================     =================
           Diluted                                                           4,554,448             4,189,113             4,047,989
                                                                       ================     =================     =================

      The accompanying notes are an integral part of these financial statements.

VMIC, INC.
Statements of Changes in Stockholders'  Equity For the years ended September 30,
1998, 1997, and 1996
                                                                               Additional                       Total
                                                      Common Stock               Paid-in        Retained      Stockholders'
                                                   Shares        Amount          Capital        Earnings         Equity
                                                 ---------    -----------    -------------    ------------    ------------
Balance, September 30, 1995                      1,950,639    $  195,064     $  2,482,378     $  3,687,908    $  6,365,350

Issuance of shares to effect
    stock split (see Note 5)                     1,950,639       195,064         (195,064)                               0

Issuance of common stock                            42,816         4,281          217,245                          221,526

Exercise of stock options                           51,386         5,139           82,709                           87,848

Purchase of common shares for
    constructive retirement                         (5,796)         (580)         (45,788)                         (46,368)

Income tax benefit from exercise
    of nonqualified stock options                                                  23,621                           23,621

Net income                                                                                          41,286          41,286
                                                 ----------   -----------    -------------    -------------   -------------

Balance, September 30, 1996                      3,989,684    $  398,968        2,565,101        3,729,194       6,693,263

Issuance of common stock                           177,378        17,739        1,669,532                        1,687,271

Exercise of stock options                           58,040         5,804          121,726                          127,530

Purchase of common shares for
    constructive retirement                        (10,567)       (1,057)        (104,367)                        (105,424)

Income tax benefit from exercise
    of nonqualified stock options                                                  60,217                           60,217

Net                                                                                                934,229         934,229
                                                 ----------   -----------    --------------   --------------  -------------
Balance, September 30, 1997                      4,214,535       421,454        4,312,209        4,663,423       9,397,086

Issuance of common stock                           187,528        18,753        1,827,230                        1,845,983

Exercise of stock options                           60,854         6,085          102,010                          108,095

Income tax benefit from exercise
    of nonqualified stock options                                                 191,350                          191,350

Net                                                                                                204,723         204,723
                                                 ---------    -----------    -------------    -------------   -------------
Balance, September 30, 1998                      4,462,917    $  446,292     $  6,432,799     $  4,868,146    $ 11,747,237
                                                 =========    ===========    ============     =============   =============

            The accompanying notes are an integral part of these financial statements.

VMIC, Inc.
Statements of Cash Flows
for the years ended September 30, 1998, 1997 and 1996
                                                                                      1998          1997          1996

Cash flows from operating activities:                                             $   204,723   $   934,229   $    41,286

     Net income  adjustments  to  reconcile  net income to net cash  provided by operating activities:
              Depreciation and amortization                                         2,646,552     2,014,322     1,558,166
              Provision for losses on accounts receivable                              83,921        50,955        72,000
              Stock issued in lieu of cash compensation                                71,680       116,110       168,703
              Gain on disposal of property and equipment                               (3,322)
              Change in operating assets and liabilities:
                   Accounts receivable                                               (509,119)   (1,013,504)      448,655
                   Inventories                                                       (811,003)     (844,236)     (833,124)
                   Prepaid expenses                                                  (159,517)       40,422       (37,540)
                   Income tax receivable                                             (295,188)     (197,066)      (81,517)
                   Deferred income taxes, net                                          54,441        53,928        16,244
                   Accounts payable                                                 1,206,001      (540,483)      633,208
                   Accrued liabilities                                                244,321       385,233       348,279
                   Income taxes payable                                                                           (92,968)
                                                                                  ------------  ------------  ------------
                             Total adjustments                                      2,528,767        65,681     2,200,106
                                                                                  ------------  ------------  ------------
                             Net cash provided by operating activities              2,733,490       999,910     2,241,392
                                                                                  ------------  ------------  ------------
Cash flows from investing activities:
     Capital expenditures                                                          (3,304,007)   (1,268,476)   (3,449,362)
     Purchased product and software costs                                            (288,150)     (332,471)     (453,255)
     Software development costs                                                    (2,195,068)   (1,468,726)     (584,958)
     Proceeds from dispositions of property, plant,
         and equipment                                                                 10,570
                                                                                  ------------  ------------  ------------
                             Net cash used in investing activities                 (5,776,655)   (3,069,673)   (4,487,575)
                                                                                  ------------  ------------  ------------
Cash flows from financing activities:
     Proceeds from issuance of long-term debt                                       5,120,581     3,830,202     3,737,384
     Principal payments on long-term debt                                          (3,962,293)   (3,264,167)   (2,167,607)
     Proceeds from issuance of common stock                                         1,882,398     1,698,691       140,671
     Purchase of common stock for constructive retirement                                          (105,424)      (46,368)
     Income tax benefit from exercise of nonqualified stock options                   191,350        60,217        23,621
                                                                                  ------------  ------------  ------------
                             Net cash provided by financing activities              3,232,036     2,219,519     1,687,701
                                                                                  ------------  ------------  ------------
                             Net increase (decrease) in cash and
                                  cash equilvaents                                    188,871       149,756      (558,482)
Cash and cash equivalents, beginning of year                                          339,101       189,345       747,827
                                                                                  ------------  ------------  ------------
Cash and cash equivalents, end of year                                            $   527,972   $   339,101   $   189,345
                                                                                  ============  ============  ============
Supplemental disclosure of cash flow information:
     Cash paid during the year for interest                                       $   558,150   $   584,671   $   481,543
                                                                                 ============   ===========   ============

     Cash paid during the year for income taxes                                  $    125,000    $  381,600   $   175,368
                                                                                 =============   ===========  ============

The accompanying notes are an integral part of these financial

                                                F-5

                                   VMIC, INC.
                         Notes to Financial Statements


1. Summary of Significant Accounting Policies

   VMIC,Inc., formally known as VME Microsystems International VMIC, Inc., formally known as VME Microsystems International Corporation (the Company) primarily develops, manufactures, and markets VMEbus board level products, including intelligent I/O controllers, and certain other products including computer software. The products connect to a VMEbus that through its elecrical and bussing structure permits the interconnection of microcomputers and various types of board level products and I/O controllers. The Company, which is located in Huntsville, Alabama, primarily sells within the United States but has international sales.During the fiscal years ended September 30, 1998, 1997, and 1996, sales to customers in foreign countries composed 18%, 19% and 25%, respectively, of total revenues with 10%, 10%, and 11%, respectively, of total revenues being derived from sales to European countries and 5%, 5%, and 8%, respectively, of total revenues being derives from sales to Asian countries. These international sales are denominated in United States currency. The financial statements of the Company include the following significant accounting policies:

   CASH AND CASH EQUIVALENTS - The Company considers all highly liquid debt instruments purchased with original maturities of three months or less to to be cash equivalents.

   INVENTORIES - Inventories are valued at the lower of standard cost, which approximates first-in, first-out cost, or market.

   FINANCIAL INSTRUMENTS - The carrying amount reported in the balance sheet for cash and cash equivalents, accounts receivable, and accounts payable approximates fair value because of the immediate or short-term maturity of these financial instruments. The carrying amounts reported for notes, mortgages, and capital leases approximate fair value because the underlying instruments are either at variable interest rates which reprice frequently or at stated rates of interest which approximate market.

   PROPERTY, PLANT, AND EQUIPMENT - Property, plant, and equipment is stated at cost and depreciated using the straight-line method over the estimated estimated useful lives of the assets of three to fifteen years. Maintenance and repairs are charged to expense as incurred. Replacements and improvements are capitalized and depreciated over the estimated remaining useful lives of the assets. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in net income.

   PURCHASED PRODUCT AND SOFTWARE COSTS - Certain purchased product and software costs are being amortized over three to five years. Amortization expense for the years ended September 30, 1998, 1997, and 1996 was $250,542, $172,447,
   and $78,748, respectively.

   SOFTWARE DEVELOPMENT COSTS - Certain internal software development costs are capitalized when incurred. Capitalization of software development costs begins upon the establishment of technological feasibility. The establishof technological feasibility and the ongoing assessment of recoverability of capitalized software development costs require considerable judgment by management with respect to certain external factors including, but not limited to, technological feasibility, anticipated future gross revenues, estimated economic life and changes in software and hardware technologies.

     Amortization of capitalized software costs is provided on a product-by-product basis. The annual amortization shall be the greater of the amount computed using the ratio that current gross revenues for a product bear to the total of current and anticipated future gross revenues for that product or the straight-line method over the remaining estimated economic life of the product including the period being reported on. For 1998, 1997 and 1996, the straight-line basis was utilized on all products. Amortization begins when a product master is made. Accumulated amortization as of September 30, 1998, 1997, and 1996 was $705,722, $234,124, and $0,
     respectively. Amortization expense for the years ended September 30, 1998, 1997, and 1996 was $471,598, $234,124, and $0, respectively.When anticipated gross revenue estimates change, the carrying amounts of capitalized software costs are adjusted accordingly. During the year ended September 30, 1998, the Company expensed $67,479 to write-down certain assets' carrying amount to the amount of the undiscounted cash flows estimated to be generated by those assets.

                                   VMIC, INC.
                   NOTES TO FINANCIAL STATEMENTS-(CONTINUED)

   LONG-LIVED ASSETS - The Company recognizes impairment losses on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying values. There were no such losses recognized during 1998, 1997, or 1996.

   LIABILITY FOR WARRANTY RETURNS - The Company's sales generally include a two year warranty for product defects. The liability for warranty returns which totaled approximately $630,000 and $600,000 at September 30, 1998 and 1997, respectively, is management's estimate of the Company's liability for such warranty returns (at cost to repair or replace products) on sales made by the Company. This liability is included in in accrued liabilities in the balance sheet.

   REVENUE RECOGNITION - The Company records sales upon shipment of the related products, net of any discounts and provision for warranty returns.The Company recognizes revenue from software licenses and sales and from the sale of upgrades or enhancements to customers at the time of delivery. Revenue from maintenance and service contracts is recognized over the contractual period. Revenue is reduced for estimated customer returns and allowances.

   RESEARCH AND DEVELOPMENT COSTS - Research and development costs incurred prior incurred prior to the establishment of technological feasibility are expensed as incurred.

   ADVERTISING EXPENSE - Advertising costs are expensed as incurred. Advertising expense totaled approximately $907,000, $849,000 and $689,000 for the years ended September 30, 1998, 1997, and 1996, respectively.

   ACCOUNTING FOR INCOME TAXES - The Company accounts for income taxes under the asset and liability method. Deferred income taxes are recognized for the tax consequences in future years of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end. The amounts recognized are based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable for the period and the change during the period in deferred tax assets and liabilities.

   USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

   RECENTLY ISSUED ACCOUNTING STANDARDS - In June 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards
   (SFAS) No. 130, Reporting Comprehensive Income, which requires the reporting and display of comprehensive income and its components in an entity's financial statements, and SFAS No. 131, Disclosures About Segments of an
   Enterprise and Related Information, which specifies revised guidelines for determining an entity's operating segments and the type and level of financial information to be required. The Company is required to adopt these standards in fiscal 1999. The Company does not expect the impact of these pronouncements to be material.

   In October 1997, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") 97-2, Software Revenue Recognition, to supersede SOP 91-1, the previously released SOP on this topic. SOP 97-2 provides additional guidance on when revenue should be recognized and in what amounts, for licensing, selling, leasing or otherwise marketing computer software. The provisions of SOP 97-2 are effective for transactions entered into in fiscal years beginning after December 15, 1997. Adoption of SOP 97-2 is not expected to have a material adverse affect on the Company's financial statements.

   In February 1998 and in June 1998, the FASB issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Bene-fits" and SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," respectively. Adoption of these standards is not expected to impact the financial results of the Company.

2. INVENTORIES

   At September 30, 1998 and 1997, inventories consist of the following:

                                             1998                  1997

      Raw materials                    $   2,388,844         $   1,321,735
      Work in process                        829,125             1,775,673
      Finished goods                       1,725,270             1,034,828
                                       -------------         -------------
                                       $   4,943,239         $   4,132,236
                                       =============         =============


3. PROPERTY, PLANT, AND EQUIPMENT

   Property, plant, and equipment consists of the following at September 30, 1998 and 1997:

                                                      1998              1997

    Land                                          $     676,313    $    676,313
    Buildings                                         4,664,693       4,664,693
    Machinery and equipment                           9,719,590       7,572,801
    Furniture and fixtures                              115,035          84,152
    Automobiles                                         273,579         249,291
    Construction in progress                          1,058,742
                                                   ------------    ------------
                                                   $ 16,507,952    $ 13,247,250
    Less accumulated depreciation                     7,474,030       5,585,675
                                                   ------------    ------------
                                                   $  9,033,922    $  7,661,575
                                                   ============    ============

                               VMIC, INC.
               NOTES TO FINANCIAL STATEMENTS-(CONTINUED)

4. NOTES, MORTGAGES, AND CAPITAL LEASES

   Notes, mortgages, and capital leases payable at September 30, 1998 and 1997 consist of the following:

                                                      1998              1997

     Short-term obligations:
       Current portion of mortgage payable (1)    $    992,424     $    109,704
       Current portion of note payable (2)           1,112,353          754,814
       Line of credit (3)                                               400,000
                                                  ------------     ------------
                                                  $  2,104,777     $  1,264,518
                                                  ============     ============
       Long-term obligations:
         Mortgage payable (1)                     $  2,510,291     $  2,741,925
         Note payable (2)                            3,202,795        2,653,132
                                                  ------------     ------------
                                                  $  5,713,086     $  5,395,057
                                                  ============     ============

   (1) Mortgages on buildings and land with unpaid principal balances becoming due from 1998 through 2012. Interest rates ranged from 7.5% to 8.5% at September 30, 1998. The mortgages are collateralized by building, construction-in-process, and land with a net book value of approximately $4,880,000 at September 30, 1998.

   (2) Automobile and equipment financing payable in monthly installments ranging from $806 to $70,200 with the final payment due in May 2001; payments payments include interest at rates ranging from 7.65% to 8.3% at September 30, 1998. Automobiles and equipment with a net book value of approximately $4,119,000 at September 30, 1998 serve as collateral.

   (3) The Company can also borrow under a $7,000,000 revolving line of credit with interest payable monthly at prime plus 0.5%. This line of credit is collateralized primarily by accounts receivable and inventory of the Company. The line of credit agreement expires on August 1, 1999. 1999. The Company had $0 and $400,000 outstanding borrowings under this line of credit agreement at September 30, 1998 and 1997, respectively.

       The aggregate maturities of notes and mortgages at September 30, 1998 are as follows:

                   1999                           $  2,104,777
                   2000                              1,320,475
                   2001                              1,347,935
                   2002                                661,426
                   2003                                399,600
                   Thereafter                        1,983,650
                                                   -----------
                                                   $ 7,817,863
                                                   ===========

                                   VMIC, INC.
                   NOTES TO FINANCIAL STATEMENTS-(CONTINUED)

5. STOCK SPLIT

   On December 9, 1995, the stockholders approved the recommendation of the the Board of Directors to increase the authorized common stock from 3 million shares to 5 million shares, par value $.10. The Company declared a 2 for 1 stock split, which was effected through a stock dividend, payable on December 9, 1995 to stockholders of record on December 9, 1995. All common stock information included in the financial statements, except the statements of changes in stockholders' equity, gives retroactive effect to this stock split.

6. STOCK OPTIONS

   The Company has a stock option plan under which 1,062,000 shares of common stock have been reserved for issue to certain employees, officers, and directors through incentive stock options at September 30, 1998. The options vest and are exercisable primarily over a four year period from the date of grant and normally expire either five years or ten years from the date of grant depending on when the options were granted.

   Transactions for 1998, 1997, and 1996, which reflect the retroactive effect of the stock split in 1996 discussed in Note 5, are as follows:

                                                                               Weighted-
                                                                                Average
                                            Number of         Range of         Exercise
                                             Options       Exercise Prices       Price
                                          ------------   ------------------  ------------
Options outstanding, October 1, 1995          447,856       $2.125-$4.00      $      2.29
Options granted                               110,850        $4.00-$8.00      $      7.89
Options exercised                             (57,394)      $2.125-$4.90      $      2.54
Options canceled                              (37,882)      $2.125-$2.45      $      2.30
                                          ------------    -----------------  ------------
Options outstanding, October 1, 1996          463,430       $2.125-$8.00      $      4.23
Options granted                               159,176       $8.00-$10.00      $      9.76
Options exercised                             (58,040)      $2.125-$8.00      $      2.20
Options canceled                              (20,800)       $4.25-$8.00      $      7.50
                                          ------------    -----------------  ------------
Options outstanding, September 30, 1997       543,766       $4.25-$10.00      $      6.13
Options granted                                92,887      $10.00-$11.50      $     11.46
Options exercised                             (60,854)      $4.25-$10.00      $      6.19
Options canceled                              (54,880)      $4.90-$11.50      $      8.34
                                          ------------    -----------------   -----------
Options outstanding, September 30, 1998       520,919       $4.90-$11.50      $      8.51
                                          ============     ================   ===========

                                  F-10

   The following table summarizes information about stock options outstanding at September 30, 1998:


                                     Weighted
                    Number           Average       Weighted        Number         Weighted
   Range of      Outstanding        Remaining       Average     Exercisable        Average
   Exercise      September 30,     Contractual     Exercise     September 30,     Exercise
    Prices           1998              Life          Price          1998            Price
 -----------     -------------     -----------     --------     -------------    ---------


 $4.90-$8.00         96,611            0.69           $4.90          9,5171          $4.90
 $8.00-$10.00       209,640            4.56           $8.00          9,1169          $8.00
 $10.00-$11.50      214,668            9.28          $10.63          12,198          $10.00
                 -------------                                  -------------
                    520,919                                         198,538
                 =============                                  =============


   The Company applies APB Opinion 25 and related Interpretations in accounting for its stock plans. Accordingly, no compensation cost has been recognized related to the stock options. Had compensation cost for the Company's stock based compensation plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method prescribed in SFAS No. 123, the Company's net income would have been reduced to the pro forma amounts indicated below:

                                                      1998          1997          1996

    Net income - as reported                        $ 204,723     $ 934,229    $  41,286
    Net income (loss) - pro forma                   $   9,605     $ 754,430    $ (22,029)
    Diluted earnings per share - as reported        $    0.04     $    0.22    $    0.01
    Diluted  earnings per share - pro forma         $       0     $    0.18    $   (0.01)

    The pro forma amounts reflected above are not representative of the effects on reported net income in future years because, in general, the options granted typically do not vest for several years and additional awards are made each year. The fair value of each option grant was estimated on the grant date using the following assumptions:

                                      1998             1997            1996

    Dividend yield                         0%             0%               0%
    Expected life (years)                  7              6                6
    Risk-free interest rate        4.76%-6.63%      5.87%-6.63%    5.67%-6.63%

                               VMIC, INC.
               NOTES TO FINANCIAL STATEMENTS-(CONTINUED)

   In addition to the stock options granted under the stock option plan, the Company has granted to employees stock awards, which vest in variable terms, not to exceed five years. The nonvested shares of the stock awards outstanding at September 30, 1998 and 1997 were 362,885 and 369,918, respectively. During 1998 and 1997, 7,033 and 11,750, respectively, shares respectively, shares of the Company's common stock were issued and $71,680 and $116,110, respectively, was charged to expense relating to the following:

                                     1998                      1997
                             ---------------------    ----------------------
                               Shares                   Shares
                               Issued     Amounts       Issued      Amounts
                             ---------  ----------     ---------  ----------
Employee bonuses               7,033     $ 71,680        7,850     $ 77,500
Employee compensation                                    3,900       38,610
                             ---------   ---------     ---------     -------
                               7,033     $ 71,680       11,750     $ 116,110
                             =========   =========     =========   =========

7. INCOME TAXES

   The components of the provision for income taxes for the years ended September 30, 1998, 1997, and 1996 are as follows:

                                              1998         1997         1996
    Current:
      Federal                              $ 13,598     $ 223,816     $ 19,686
      State                                   7,560        33,501        4,817
                                           ----------    ---------     --------
        Total current                        21,158     $ 257,317       24,503
      Deferred                               54,442        53,928       16,244
                                           ----------   ----------    ---------
        Total provision for income taxes   $ 75,600     $ 311,245     $ 40,747

    Temporary differences which generated deferred tax assets and liabilities at September 30, 1998 and 1997 are as follows:

                                                       1998          1997

     Current deferred tax assets:
       Accounts receivable                        $   139,224    $    74,568
       Inventory                                      418,702        213,629
       Tax credits                                                   554,291
       Accurals and other                             397,003       (328,861)
                                                  ------------   ------------
           Net current deferred tax asset         $   954,929    $   513,627
                                                  ============   ============

                               VMIC, INC.
               NOTES TO FINANCIAL STATEMENTS-(CONTINUED)


                                                       1998          1997

     Noncurrent deferred tax liability:
       Property, Plant, and equipment              $    75,886    $    (7,279)
       Software development costs                   (1,251,307)      (422,683)
       Loss carryfordwards                             300,183
       Tax credits                                      67,137
       Other                                                          117,604
                                                    ------------     ---------
           Net noncurrent deferred tax  liability   $ (808,101)    $ (312,358)



    During 1998 and 1997, temporary differences resulted primarily from using different methods of depreciation for book and tax purposes, the capitalization of certain inventory costs for tax purposes, the capitalization of certain software development costs for book purposes, accrued warranty expense, and differences in the deduction of bad debts and compensated absences for book and tax purposes.

    The Company has remaining research and development tax credit carryforwards for federal income tax purposes available to reduce future federal income taxes, if any. These carryforwards expire in varying amounts between 2002 and 2009. The Company also has approximately $67,000 in minimum tax carryforwards available for years beginning after September 30, 1998. The Company has approximately $800,000 and $663,000 of regular and alternative minimum tax net operating loss carryforwards, respectively, which expire in 2018.

    The provision for income taxes differs from the amounts computed by applying the statutory federal income tax rate of 34% to income before income taxes. The reasons for these differences are as follows:

                                                                    1998            1997            1996

Income tax expense at statutory federal income tax rate       $    95,310     $    423,461      $   27,890
Effect of tax credits                                             (40,488)        (174,366)
State income taxes - net of federal income tax benefit              7,102           25,830           3,180
Miscellaneous                                                      13,676           36,320           9,677
                                                              ------------    -------------     -----------
             Total provision for income taxes                 $    75,600     $    311,245      $   40,747
                                                              ============    ==============    ===========

8. EMPLOYEE BENEFIT PLAN

   In April 1991,  the Company  adopted an  incentive  savings plan (the Savings
   Plan) for all of its employees. The Savings Plan provides certain employment benefits to all eligible employees and qualifies as a deferred arrangement under Section 401(k) of the Internal Revenue Code. Upon approval by the Board of Directors, the Company will match one-fourth of the participants' contributions, limited to 6% of a participant's income. An employee's interest in the Company's contributions begins vesting after one one year and becomes 100% vested after five years. Amounts expensed for the Savings Plan amounted to approximately $110,300, $106,200, and $71,200 in 1998, 1997, and
   1996, respectively.

                               VMIC, INC.
               NOTES TO FINANCIAL STATEMENTS-(CONTINUED)

9. EMPLOYEE STOCK PURCHASE PLAN

   In July 1992, the Company  adopted an employee stock purchase plan (the Stock
   Plan) for employees who have been employed by the Company for the twelve months immediately preceding the date of participation in the Stock Plan. The Stock Plan provides for the Company to withhold any amount, not to exceed $25,000, for the purpose of purchasing shares of the Company's stock at 85% of its fair market value on a quarterly basis. The Company has reserved 100,000 shares of its common stock for issuance under the Stock Plan. Included in accrued liabilities at September 30, 1998 and 1997 in the accompanying balance sheets, is approximately $117,500 and $130,200, respectively, withheld from employees to purchase the Company's common stock under the Stock Plan.


10. CONTINGENCIES

   During the normal course of business, the Company is subjected to various lawsuits and claims. Management does not anticipate any judgments against the Company in excess of their insurance coverage or liabilities already established which would have a material impact, individually or in the aggregate, on the financial statements of the Company.


11. EARNINGS PER SHARE

   A summary of the calculation of basic and diluted earnings per share for the years ended September 30, 1998, 1997 and 1996 is as follows:

                                                 Income           Shares         Per-Share
                                              (Numerator)      (Denominator)       Amount
                                              -----------      -------------     ---------

                   1998

Basic EPS:

  Income available to common stockholders     $   204,723        4,405,808       $   .05

Effect if dilutive securities:

  Stock Options                                                    148,640

Diluted  EPS                                  $   204,723        4,554,448       $   .04

                   1997

Basic EPS:

  Income available to common stockholders     $   934,229        4,054,764       $   .23

Effect of dilutive securities:

  Stock Options                                                    134,349

Diluted  EPS                                  $   934,229        4,189,113       $   .22

                                  F-14





                   1996

Basic EPS:

  Income available to common stockholders     $    41,286        3,953,922       $   .01

Effect of dilutive securities:

  Stock Options                                                     94,067

Diluted EPS                                   $    41,286        4,047,989       $   .01




  Options to purchase 90,137 shares of common stock at $11.50 per share were outstanding during 1998 but are not included in the computation of 1998 diluted EPS because the options' exercise price was greater than the average market price of common shares. The options, which expire through September 2008, were still outstanding at September 20, 1998.

  Options to purchase 137,961 shares of common stock at $10 per share were outstanding during 1997 but are not included in the computation of 1997 diluted EPS because the options' exercise price was greater than the average market price of common shares.

  All options to purchase common stock were included in the 1996 diluted EPS.


                                  F-15